Exhibit (d)(1)

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

between

KOCH INDUSTRIES, INC.

KOCH FOREST PRODUCTS, INC.

and

GEORGIA–PACIFIC CORPORATION

Dated as of November 13, 2005

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of November 13, 2005, between Koch Industries, Inc., a Kansas corporation (“Parent”), Koch Forest Products, Inc., a Georgia corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and Georgia-Pacific Corporation, a Georgia corporation (the “Company”).

WHEREAS, the board of directors of each of Parent, Purchaser and the Company has approved, and deems it advisable and in the best interests of their respective shareholders to consummate, the acquisition of the Company by Parent upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance thereof and pursuant to this Agreement, Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all of the Common Stock of the Company (the “Shares”), at a price per Share of $48.00 (such amount or any greater amount per Share paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), subject to any required withholding of Taxes, net to the seller in cash;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has, on the terms and subject to the conditions set forth herein, approved the Offer and adopted this Agreement, and is recommending that the Company’s shareholders accept the Offer, tender their Shares to Purchaser and approve this Agreement;

WHEREAS, the respective Boards of Directors of Parent, Purchaser and the Company have approved the merger of Purchaser with and into the Company with the Company as the survivor, as set forth below (the “Merger,” and together with the Offer, the Top-Up Option and the other transactions contemplated by this Agreement, the “Transactions”), in accordance with the Georgia Business Corporation Code (the “GBCC”), and upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding Share not owned directly or indirectly by Parent, Purchaser or the Company will be converted into the right to receive the Offer Price in cash; and

WHEREAS, Parent, Purchaser and the Company desire to (i) make certain representations and warranties, (ii) enter into certain covenants and agreements in connection with the Offer and the Merger and (iii) prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I.

THE OFFER AND MERGER

Section 1.1 The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1, and subject to compliance in all material respects by the Company with its covenants in this Section 1.1 and Section 1.2, as promptly as practicable, and in any event within ten (10) business days after the date hereof, Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the Offer to purchase for cash all Shares at the Offer Price, subject to (i) there being validly tendered in the Offer (in the aggregate) and not withdrawn prior to the expiration of the Offer that number of Shares which, together with the Shares then beneficially owned by Parent or its Subsidiaries, represents at least a majority of the Shares outstanding on a fully diluted basis and no less than a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote in the election of directors or upon the approval of this Agreement, in each case on a fully diluted basis (collectively, the “Minimum Condition”) and (ii) the satisfaction or waiver of the other conditions and requirements set forth in Annex I. Subject to the prior satisfaction of the Minimum Condition and the prior satisfaction or waiver by Parent or Purchaser of the other conditions and requirements set forth in Annex I, Purchaser shall consummate the Offer in accordance with its terms and accept for payment and pay for all Shares tendered pursuant to the Offer as soon as practicable after Purchaser is legally permitted to do so under applicable law; provided, however, that the initial expiration date of the Offer shall be the date that is twenty (20) business days following the commencement of the Offer. The obligation of Purchaser to accept for payment and pay for any Shares validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject to the Minimum Condition and the other conditions and requirements set forth in Annex I. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other conditions and requirements set forth in Annex I. Neither Parent nor Purchaser may waive the Minimum Condition, decrease the Offer Price, change the form of consideration payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer or impose conditions to the Offer in addition to those set forth in Annex I without the prior written consent of the Company. Notwithstanding the foregoing, (A) if, as of any scheduled expiration date of the Offer, all conditions to the Offer shall not have been satisfied or waived, Purchaser may, from time to time, in its sole discretion, extend the expiration date of the Offer for such period (not to exceed ten (10) business days on any single occasion) as Purchaser may determine, to a date that is no later than March 31, 2006, or such later date which is no later than the third (3rd) business day following the latest of (1) the date on which Parent’s and Purchaser’s rights of negotiation expire under Section 8.1(f), (2) any Recommendation Deadline and (3) the twentieth (20th) business day following receipt by Parent or Purchaser of a notice pursuant to Section 8.1(b)(ii)(B); provided, that the failure of the Offer to be consummated, at the time of such extension, shall not (other than in circumstances described in clause (3)) be a result of Parent or Purchaser having failed to comply in any material respect with its covenants or agreements contained in this Agreement and (B) if applicable, Purchaser shall extend the Offer after the acceptance of Shares thereunder for a further period of time by means of a subsequent offering period under Rule 14d-11 promulgated under the Exchange Act of not less than three (3) or more than ten (10) business days, if necessary, in order to meet the objective that there be validly tendered, in accordance with the terms of the Offer, prior to the expiration of such subsequent offering period, and not withdrawn a number of Shares which, together with Shares then beneficially owned by Parent, Purchaser and/or any other wholly-owned Subsidiary of Parent represents at least 90% of the then outstanding Shares on a fully diluted basis and (C) if, as of any scheduled expiration date of the Offer, any of the events described in paragraphs (c), (d) or

(e) of Annex I has occurred and is continuing, then, at the request of the Company (received prior to the then scheduled expiration date of the Offer), Purchaser shall extend the Offer, until 5:00 p.m. New York City time on the date that is the later of (1) the date Parent would otherwise be entitled to terminate this Agreement pursuant to Section 8.1(b)(ii) or Section 8.1(b)(iii), as applicable, and (2) the third (3rd) business day following the date on which the matters which gave rise to the events described in paragraphs (c), (d) or (e) of Annex I have been cured or waived by Purchaser such that the conditions in Annex I are then satisfied or waived (it being understood that Purchaser may effect such extension through a series of extensions of such duration(s) as Purchaser may determine); provided, that the Company shall not be entitled to require Parent to extend the Offer pursuant to this clause (C) on more than one occasion.

(b) (i) If (A) the Company has not delivered a Notice of Acquisition Proposal, (B) the failure to achieve the Minimum Condition is not a result of the Company having failed to comply in any material respect with any of its covenants and agreements contained in this Agreement and (C) the conditions and requirements of Annex I (other than the Minimum Condition) have been satisfied or, if not then satisfied, are reasonably capable of being satisfied before March 31, 2006, then, if at any scheduled expiration date of the Offer, the Minimum Condition shall not have been satisfied, at the request of the Company (received from time to time prior to the then scheduled expiration date of the Offer and confirmed in writing), Purchaser shall extend the Offer to a date requested by the Company (but no later than five (5) business days beyond the then scheduled expiration date of the Offer on any single occasion); provided, that in no event shall Purchaser be required to extend the expiration date of the Offer to any date later than March 31, 2006 pursuant to this Section 1.1(b)(i).

(ii) If (A) the Company delivers a Notice of Acquisition Proposal to Parent and (B) the Company provides Parent with a written request (a “Request”) that Purchaser extend the expiration date of the Offer (which Request may or may not be included in, and may be delivered later than, the Notice of Acquisition Proposal), then Purchaser shall extend the Offer, to such date as is necessary to assure that the Offer does not expire until fifteen (15) business days (such date as it may be extended pursuant to this Section 1.1(b)(ii), the “Recommendation Deadline”) from the date the Company gives (or gave) such Notice of Acquisition Proposal; provided, that (1) the Company may not deliver a Request on more than one occasion; and (2) if the Request was delivered on or prior to the twentieth (20th) business day following the date of this Agreement and, during the four (4) business day period ending on (and including) the date on which the Recommendation Deadline occurs, the Company delivers to Parent a Notice of Acquisition Proposal relating to an Acquisition Proposal from a Person or group that does not include any Person participating (other than solely as a source of debt financing) in the Acquisition Proposal as to which the prior Notice of Acquisition Proposal relates, then Purchaser shall, upon the request of the Company, extend the expiration date of the Offer to such date as is necessary to assure that the Offer does not expire until the fifth (5th) business day following receipt of such second Notice of Acquisition Proposal and the Recommendation Deadline shall automatically be extended to such fifth (5th) business day.

(iii) Parent and Purchaser further agree that (A) if at any one or more scheduled expiration dates of the Offer, any of the Regulatory Conditions have not been satisfied (or such conditions have been satisfied and the date of such satisfaction is after the third (3rd) business day preceding the date of expiration of the Offer (an “Abbreviated Expiration”)), but at such scheduled expiration date all of the other conditions to the Offer set forth in Annex I (other than the Minimum Condition) shall then be satisfied, or if not then satisfied, are either (1) reasonably capable of being satisfied or (2) unsatisfied (or not reasonably capable of being satisfied), as a result of a breach of this Agreement by Parent or Purchaser, then, so long as the failure of the Regulatory Conditions to be satisfied shall not be a result of a breach by the Company of its obligations under this Agreement, at the request of the Company (received prior to the then-scheduled expiration date of the Offer and confirmed in writing), Purchaser shall extend the expiration date from time to time, to a date that is no later than March 31, 2006 and (B) if at any one or more scheduled expiration dates of the Offer after March 31, 2006, any of the Antitrust Conditions has not been satisfied (or there has been an Abbreviated Expiration with respect to the Antitrust Conditions), but at such scheduled expiration date all of the other conditions to the Offer set forth in Annex I (other than the Minimum Condition) shall then be satisfied, or if not then satisfied, are either (1) reasonably capable of being satisfied or (2) unsatisfied (or not reasonably capable of being satisfied), as a result of a breach of this Agreement by Parent or Purchaser, then, so long as the failure of the Antitrust Conditions to be satisfied shall not be a result of a breach by the Company of its obligations under this Agreement, at the request of the Company (received prior to the then-scheduled expiration date of the Offer and confirmed in writing), Purchaser shall extend the expiration date from time to time, to a date that is no later than September 14, 2006; provided, that in the case of clause (A) and (B) of this sentence, Purchaser shall not be required to extend the Offer by more than ten (10) business days on any single occasion or, in the case of an extension due to an Abbreviated Expiration, three (3) business days following the Abbreviated Expiration.

(iv) Without limiting the right of Parent and Purchaser to extend the Offer pursuant to Section 1.1(a), if at any one or more scheduled expiration dates of the Offer on or after March 31, 2006, any of the Antitrust Conditions has not been satisfied or waived (or there has been an Abbreviated Expiration with respect to the Antitrust Conditions), but on such date all of the other conditions to the Offer set forth in Annex I (other than the Minimum Condition) shall then be satisfied or waived, or if not then satisfied, are either (A) reasonably capable of being satisfied or (B) unsatisfied (or not reasonably capable of being satisfied) as a result of a breach of this Agreement by the Company or a failure of the condition set forth in clause (d) of Annex I, then, so long as the failure of the Antitrust Conditions to be satisfied shall not be a result of a breach by Parent or Purchaser of its obligations under this Agreement, Parent and Purchaser may, on one or more occasions, extend the expiration date of the Offer to a date that is no later than September 14, 2006; provided that Purchaser shall not extend the expiration date by more than ten (10) business days on any single occasion (or, in the case of an extension due to an Abbreviated Expiration, three (3) business days following the Abbreviated Expiration).

(v) Purchaser may (A) increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such price increase and (B) subject to prior consultation with the Company, extend the expiration date of the Offer to the extent otherwise required by applicable law, in each case in their reasonable discretion and without the Company’s consent. Purchaser shall not terminate the Offer prior to any scheduled expiration date (as the same may be extended or required to be extended) without the written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.1.

(c) As soon as practicable on the date the Offer is commenced, Parent and Purchaser shall file with the Securities and Exchange Commission (the “SEC”), pursuant to Regulation M-A under the Exchange Act (“Regulation M-A”), a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include the summary term sheet required under Regulation M-A and, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the “Offer Documents”). Parent and Purchaser agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable law. Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and Purchaser shall give due consideration to all the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. In addition, Parent and Purchaser shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review any such written responses and Parent and Purchaser shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. If the Offer is terminated or withdrawn by Purchaser, or this Agreement is terminated prior to the purchase of Shares in the Offer, Parent and Purchaser shall promptly return, and shall cause any depository or paying agent, including the Paying Agent, acting on behalf of Parent and Purchaser, to return all tendered Shares to the registered holders thereof.

Section 1.2 Company Actions. (a) As soon as practicable following the filing of the Schedule TO, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 5.2 and Section 5.3, contain the recommendation referred to in clause (iii) of Section 3.4; provided, that the Company shall use its reasonable best efforts to file the Schedule 14D-9 with the SEC contemporaneously with the filing of the Schedule TO. The Company further agrees to take all steps necessary to cause the Schedule 14D-9 to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

The Company, on the one hand, and Parent and Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent, Purchaser and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel. In addition, the Company shall provide Parent, Purchaser and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the Company’s receipt of such comments, and any written or oral responses thereto. Parent, Purchaser and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel.

(b) In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Purchaser mailing labels, security position listings and any available listing or computer files containing the names and addresses of the record holders of the Shares as of the most recent practicable date, and shall promptly furnish Purchaser with such information and assistance (including, but not limited to, lists of holders of the Shares, updated promptly from time to time upon Purchaser’s request, and their addresses, mailing labels and lists of security positions) as Purchaser or its agent may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of the Shares. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other Transactions contemplated by this Agreement, Purchaser shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver to the Company all copies of such information.

Section 1.3 Directors. (a) Promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer which represent at least a majority of the Shares outstanding on a fully diluted basis and at all times thereafter, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board of Directors as is equal to the product of the total number of directors on the Company Board of Directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and any of its affiliates bears to the total number of Shares then outstanding. The Company shall, upon Purchaser’s request at any time following the purchase of and payment for Shares pursuant to the Offer, use its best efforts to take such actions, including but not limited to promptly filling vacancies or newly created directorships on the Company Board of Directors, promptly increasing the size of the Company Board of Directors (including by amending the Bylaws of the Company if necessary so as to increase the size of the Company Board of Directors) and/or promptly securing the resignations of such number of its incumbent directors as are necessary to enable Purchaser’s designees to be so elected or designated to the Company

Board of Directors, and shall use its best efforts to cause Purchaser’s designees to be so elected or designated at such time. The Company shall, upon Purchaser’s request following the purchase of and payment for Shares pursuant to the Offer, also use its best efforts to cause Persons elected or designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of each committee of the Company Board of Directors to the extent permitted by applicable law and the rules of the New York Stock Exchange (the “NYSE”). The Company’s obligations under this Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to shareholders (together with the Schedule 14D-9) the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Purchaser’s designees to be elected or designated to the Company Board of Directors. Purchaser shall supply the Company with, and be solely responsible for, information with respect to Purchaser’s designees and Parent’s and Purchaser’s respective officers, directors and affiliates to the extent required by Section 14(f) and Rule 14f-1. The provisions of this Section 1.3(a) are in addition to and shall not limit any rights that any of Purchaser, Parent or any of their respective affiliates may have as a holder or beneficial owner of Shares as a matter of applicable law with respect to the election of directors or otherwise.

(b) In the event that Purchaser’s designees are elected or designated to the Company Board of Directors pursuant to Section 1.3(a), then, until the Effective Time, the Company and Parent shall use reasonable best efforts to cause the Company Board of Directors to maintain as directors the Company’s current chief executive officer and three (3) other directors who are members of the Company Board of Directors on the date hereof, each of whom, other than the Company’s chief executive officer, shall be an “independent director” as defined by Rule 303A.02 of the NYSE rules and eligible to serve on the Company’s audit committee under the Exchange Act and NYSE rules, at least one of whom shall be an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and the instructions thereto and at least two (2) of whom shall be eligible to serve on the Company’s Management Development and Compensation Committee under the terms of the Company Stock Plans and under the Exchange Act and NYSE rules (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the remaining Continuing Director(s) shall be entitled to elect or designate another Person (or Persons) to fill such vacancy in conformity with the requirements of this sentence, and such Person (or Persons) shall be deemed to be a Continuing Director for purposes of this Agreement. If no Continuing Director then remains, the other directors shall designate three (3) Persons to fill such vacancies (all of whom shall meet the “independence” requirements of the preceding sentence and at least one of whom shall meet the other requirements of the preceding sentence) and such Persons shall be deemed Continuing Directors for all purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, if Purchaser’s designees constitute a majority of the Company Board of Directors after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approval rights of the Company Board of Directors or the shareholders of the Company as may be required by the Restated Articles of Incorporation of the Company (as amended, the “Company Articles”), the bylaws of the Company (as amended, the “Company Bylaws”, and together with the Company Articles, the “Company

Governing Documents”) or applicable law) be required (i) for the Company to amend or terminate this Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies hereunder, if such action would materially and adversely affect the holders of Shares (other than Parent or Purchaser), (iii) to amend the Company Governing Documents if such action would materially and adversely affect the holders of Shares (other than Parent or Purchaser) or (iv) to take any other action of the Company Board of Directors under or in connection with this Agreement if such action would materially and adversely affect the holders of Shares (other than Parent or Purchaser); provided, however, that if there shall be no Continuing Directors as a result of such Persons’ deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire Company Board of Directors (or, to the extent permitted by the GBCC, by a committee duly constituted by the Company Board of Directors). Notwithstanding any provision of this Agreement, nothing in this Agreement shall be deemed to prevent Purchaser, its designees to the Company Board of Directors or the Company from taking any action necessary to elect to be treated as a “controlled company” as defined by NYSE Rule 303A and making all necessary filings and disclosures associated with such status. Notwithstanding any provision of this Agreement to the contrary, after the acceptance of Shares pursuant to the Offer until the Effective Time, the members of the Management Development and Compensation Committee of the Company Board of Directors who are Continuing Directors shall have the sole power and authority to interpret the Company Stock Plans.

Section 1.4 The Merger. (a) Subject to the terms and conditions of this Agreement, and in accordance with the GBCC, at the Effective Time, the Company and Purchaser shall consummate the Merger pursuant to which (i) Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger under the name “Georgia-Pacific Corporation” and shall continue to be governed by the applicable laws of the State of Georgia and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation”. The Merger shall have the effects set forth in Section 14-2-1106 of the GBCC.

(b) The Company Articles as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until, subject to Section 6.6(c), thereafter changed or amended as provided therein or by applicable law. The Company Bylaws as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

Section 1.5 Effective Time. Parent, Purchaser and the Company shall cause appropriate articles of merger or other appropriate documents which may include a Certificate of Merger (the “Articles of Merger”) to be executed and filed on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Georgia in accordance with the relevant provisions of the GBCC and shall make all other filings or recordings required under the GBCC, including publication of the notice of merger contemplated by Section 14-2-1105.1 of the GBCC. The Merger shall become effective at the time such Articles of Merger have been duly filed with the Secretary of State of the State of Georgia or such date and time as is agreed upon by the parties and specified in the Articles of Merger, such date and time hereinafter referred to as the “Effective Time.”

Section 1.6 Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m., New York City time, on a date to be specified by the parties, such date to be no later than (i) the second business day after satisfaction or waiver of all of the conditions set forth in Article VII or (ii) if later, the date provided in Section 1.10 (the “Closing Date”), at the offices of Latham & Watkins LLP, 885 Third Avenue, Suite 1000, New York, New York 10022 unless another date or place is agreed to in writing by the parties hereto.

Section 1.7 Directors and Officers of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation and bylaws.

Section 1.8 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.9 Shareholders’ Meeting. (a) As promptly as practicable following (and in any event within ten (10) business days of) the date hereof, the Company shall prepare a proxy statement relating to the Special Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) relating to the Merger and this Agreement. As promptly as practicable following the consummation of the Offer, or if requested by Parent, as promptly as practicable following (and in any event within ten (10) business days of) the commencement of the Offer, the Company shall file the Proxy Statement with the SEC; provided, that Purchaser and its counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel with the intention, to the extent practicable, that the Proxy Statement be in a form ready to print and mail to the shareholders of the Company immediately following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer. Except as may otherwise be required by the fiduciary duties of the Company Board of Directors under applicable law, the Company shall include in the Proxy Statement the recommendation of the Company Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and this Agreement; provided, that if such recommendation is not included therein, the Company Board of Directors shall, in accordance with Section 14-2-1103 of the GBCC, make no recommendation. The Company shall use its reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Purchaser, respond promptly to any comments made by the SEC and its staff with respect to the Proxy Statement. The Company shall provide Purchaser and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the Company’s receipt of such comments, and any written or oral responses thereto. Purchaser and its counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Purchaser and its counsel. The Company, on the one hand, and Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by law and, the Company further agrees to take all steps necessary to cause the Proxy Statement, as so corrected (if applicable), to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement as provided in Section 1.9(b)(ii), mailed to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

(b) The Company, acting through the Company Board of Directors, shall, in accordance with applicable law:

(i) (A) promptly following the commencement of the Offer, duly set a record date for, call and give notice of a special meeting of its shareholders (the “Special Meeting”) for the purpose of considering and taking action upon this Agreement (with the record date and meeting date set in consultation with Purchaser and it being acknowledged that (x) the record date shall be set for a time subsequent to the time that the Purchaser becomes the record holder of the Shares purchased pursuant to the Offer and the Top-Up Option, if applicable, and (y) the Company may set the record date prior to the date it calls and gives notice to its shareholders of the Special Meeting) and (B) amend the record date and/or meeting date in consultation with Purchaser to the extent necessary or desirable in connection with any extension of the Offer and to assure that the terms of clause (i)(A)(x) of this Section 1.9(b) are satisfied; and

(ii) if approval of the Company’s shareholders is required by applicable law in order to consummate the Merger, the Company, shall, as soon as reasonably practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer, (A) cause the definitive Proxy Statement to be mailed to its shareholders, (B) use its reasonable best efforts to solicit from its shareholders proxies in favor of the Merger and (C) convene and hold the Special Meeting and take all other action reasonably necessary or advisable to secure the approval of stockholders required by the GBCC and any other applicable law to effect the Merger.

(c) Parent agrees to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other wholly-owned Subsidiaries and affiliates in favor of the approval of the Merger and the adoption of this Agreement.

Section 1.10 Merger Without Meeting of Shareholders. Notwithstanding Section 1.9, in the event that Parent, Purchaser and/or any other Subsidiary of Parent shall in the aggregate acquire at least ninety percent (90%) of the outstanding shares of each class of capital stock of the Company entitled to vote on the Merger, pursuant to the Offer or otherwise in accordance with the provisions hereof (including Section 2.4), the parties hereto agree, subject to Article VII, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition (but in no event later than ten (10) business days following the date on which Purchaser becomes eligible to effect a short-form merger in accordance with Section 14-2-1104 of the GBCC), without a meeting of shareholders of the Company, in accordance with Section 14-2-1104 of the GBCC.

ARTICLE II.

CONVERSION OF SECURITIES

Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or common stock, par value $1.00 per share, of Purchaser (the “Purchaser Common Stock”):

(a) Purchaser Common Stock. Each issued and outstanding share of Purchaser Common Stock shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.80 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are owned by the Company as treasury stock and any Shares owned by Parent, Purchaser or any other direct or indirect wholly-owned Subsidiary of Parent shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Common Stock. Each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be converted into the right to receive the Offer Price, payable to the holder thereof in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest thereon.

Section 2.2 Exchange of Certificates. (a) Paying Agent. Prior to the Effective Time, Purchaser shall designate a bank or trust company to act as agent for the holders of Shares in connection with the Merger (the “Paying Agent”) and to receive the funds to which holders of Shares shall become entitled pursuant to Section 2.1. Prior to the Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration. Such funds shall be invested by the Paying Agent as directed by Purchaser or the Surviving Corporation pending payment thereof by the Paying Agent to the holders of the Shares; provided that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by

Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $500 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise). Earnings from such investments shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) and whose Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not required to be paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2, without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) Termination of Fund; No Liability. At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger

Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Withholding Rights. Parent, Purchaser, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the relevant Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts that Parent, Purchaser, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign law. To the extent that amounts are so withheld by Parent, Purchaser, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Parent, Purchaser, the Surviving Corporation or the Paying Agent and such amounts shall be remitted to the appropriate Governmental Entity in accordance with applicable law by Parent, Purchaser, the Surviving Corporation or the Paying Agent, as the case may be.

Section 2.3 Dissenting Shares. (a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal of such Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Article 13 of the GBCC (the “Dissenters Provisions”) shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the Dissenters Provisions; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Dissenters Provisions, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive the Merger Consideration.

(b) The Company shall serve prompt notice to Purchaser of any demands received by the Company for dissenter’s rights of any Shares, and Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.4 Top-Up Option. (a) The Company hereby grants to Purchaser an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase that number of shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent, Purchaser and/or any other Subsidiary of Parent at the time of such exercise, shall constitute one (1) share more than 90% of the shares of Common Stock then outstanding, on a fully diluted basis, at a price per share payable in cash equal to the Offer Price; provided, however, that the Top-Up Option shall not be exercisable, unless immediately after such exercise the Purchaser would own more than ninety percent (90%) of the Common Stock then outstanding.

(b) Subject to no statute, rule or regulation having been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger and there being no order or injunction of a court of competent jurisdiction in effect preventing consummation of the Top-Up Option or the Merger, the Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the earlier to occur of (x) the Effective Time and (y) the date which is fifteen (15) business days after the occurrence of a Top-Up Exercise Event. For purposes of this Agreement, a “Top-Up Exercise Event” shall occur if (i) Purchaser shall have accepted Shares for payment pursuant to the Offer and (ii) the issuance of Shares pursuant the Top-Up Option would not require shareholder approval under NYSE Rule 312.03.

(c) In the event Purchaser wishes to exercise the Top-Up Option, Purchaser shall send to the Company a written notice (a “Top-Up Exercise Notice,” the date of which notice is referred to herein as the “Top-Up Notice Date”) specifying the denominations of the certificate or certificates evidencing the Top-Up Option Shares which the Purchaser wishes to receive, and the place, time and date for the closing of the purchase and sale pursuant to the Top-Up Option (the “Top-Up Closing”), which date may not be more than five (5) business days, after the Top-Up Notice Date. The Company shall, promptly after receipt of the Top-Up Exercise Notice, deliver a written notice to the Purchaser confirming the number of Top-Up Option Shares and the aggregate purchase price therefor (the “Top-Up Notice Receipt”). At the Top-Up Closing, Purchaser shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares, (i) by wire transfer of same day funds to a bank account designated by the Company in the Top-Up Notice Receipt in the amount equal to that specified in the Top-Up Notice Receipt or (ii) by delivery of a promissory note on market terms in form and substance reasonably satisfactory to the Continuing Directors and guaranteed by Parent, in the principal amount equal to the amount specified in the Top-Up Notice Receipt, and the Company shall cause to be issued to Purchaser a certificate or certificates representing the Top-Up Option Shares.

(d) Subject to the terms and conditions hereof, and for so long as this Agreement has not been terminated pursuant to the provisions hereof, the Company agrees that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock issuable pursuant to this Agreement so that the Top-Up Option may be exercised without additional authorization of shares of Common Stock, after giving effect to all other options, warrants, convertible securities and other rights to purchase shares of Common Stock.

Section 2.5 Treatment of Options, Restricted Stock and other Equity Awards. (a) Upon the consummation of the Offer each option to purchase Shares (“Company Options”), stock appreciation right (“SAR”) whether settled in cash or Shares, and Shares subject to restrictions and forfeiture (“Restricted Stock”) granted pursuant to the Company Stock Plans will by its terms and with no action of the Company, be fully vested. In addition, upon consummation of the Offer each performance award or unit (“Performance Award”), and each other deferred right to receive in the future Shares or cash measured in reference to Shares

(“Deferred Stock”) granted pursuant to the Company Stock Plans (collectively, the “Company Stock Rights”), will by its terms and with no action of the Company, vest and the maximum amount of Shares or cash deliverable thereunder will be delivered as provided in the Company Stock Plans pertaining thereto.

(b) Any payments made pursuant to this Section 2.5 and the vesting of Restricted Stock shall be net of all applicable withholding taxes.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Purchaser as set forth below. Each disclosure set forth in the Company Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement and disclosure made pursuant to any section thereof shall be deemed to be disclosed on each of the other sections of the Company Disclosure Schedule to the extent the applicability of the disclosure to such other section is reasonably apparent.

Section 3.1 Organization. (a) The Company and each of the Company Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to or made available to Parent and Purchaser prior to the execution of this Agreement true and complete copies of any amendments to the Company Governing Documents not filed as of the date hereof with the SEC. The Company is in compliance with the terms of the Company Governing Documents.

(b) Subsidiaries. Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, includes all the Company Subsidiaries that, as of the date of this Agreement, are “Significant Subsidiaries” (as defined in Rule 1-02 of Regulation S-X of the SEC). All outstanding shares of capital stock of, or other Equity Interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of any Liens. Other than the Company Subsidiaries, the Company does not directly or indirectly beneficially own any Equity Interests in any other Person except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to the Company and Company Subsidiaries as a whole.

Section 3.2 Capitalization. (a) The authorized capital stock of the Company consists of (i) 400,000,000 shares of common stock, $0.80 par value per share (the “Common Stock”), (ii) 250,000,000 shares of common stock designated as “Georgia-Pacific Corporation Timber Group Common Stock”, $0.80 par value per share (the “Timber Group Common Stock”); (iii) 10,000,000 shares of preferred stock, without par value per share (the “Preferred Stock”) and (iv) 25,000,000 shares of junior preferred stock, without par value per share (the “Junior Preferred Stock”). As of November 5, 2005 (the “Measurement Date”), (i) 260,337,551 shares of Common Stock were issued and outstanding, (ii) no shares of Timber Group Common Stock were issued and outstanding, (iii) no shares of Preferred Stock were issued and outstanding, (iv) no shares of Junior Preferred Stock were issued and outstanding, (v) 51 shares of Common Stock were issued and held in the treasury of the Company or otherwise owned by the Company, and (vi) a total of 49,819,401 shares of Common Stock were reserved for issuance pursuant to the Company Stock Plans of which 13,372,390 shares of Common Stock were subject to outstanding Company Options, SARs, Performance Awards, Deferred Stock and Restricted Stock. All of the outstanding shares of the Company’s capital stock are, and all Shares which may be issued pursuant to the exercise of outstanding Company Stock Rights will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except for issuances of Shares pursuant to Company Stock Rights described in the first sentence of Section 5.3(b), since the Measurement Date the Company has not issued any Shares or shares of Timber Group Common Stock or designated or issued any shares of Preferred Stock or Junior Preferred Stock. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of the Company or any Company Subsidiary issued and outstanding. Except for Company Stock Rights described in the first sentence of Section 3.2(b) and the Top-Up Option, there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, relating to, or the value of which is determined in reference to, the issued or unissued capital stock of the Company or any Company Subsidiary, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (excluding the Top-Up Option, collectively, “Equity Interests”) or (y) outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary or any affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Company Subsidiary. No Company Subsidiary owns any Shares.

(b) As of the Measurement Date, the Company had outstanding Company Options to purchase 6,342,322 shares of Common Stock, 3,187,046 SARs, 2,508,740 Performance Awards for which a maximum of 5,017,480 shares of Common Stock may be issued, 0 shares of Common Stock deliverable as Deferred Stock and 1,334,282 shares of

Restricted Stock granted under Company Stock Plans. All of such Company Stock Rights and Restricted Stock have been granted to employees or directors of the Company and the Company Subsidiaries pursuant to the Company Stock Plans. Since the Measurement Date, the Company has not granted any Company Stock Rights or shares of Restricted Stock.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a listing of all outstanding Company Stock Rights and shares of Restricted Stock as of the Measurement Date and (i) the date of their grant and the portion of which that is vested as of the Measurement Date and if applicable, the exercise price therefor, (ii) the date upon which each Company Stock Right would normally be expected to expire absent termination of employment or other acceleration, and (iii) whether or not such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(d) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the Company’s Common Stock or any capital stock of, or other equity interest of the Company or any of the Company Subsidiaries.

Section 3.3 Authorization; Validity of Agreement; Company Action. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions subject, in the case of the Merger, to the approval of this Agreement by the holders of a majority of the outstanding Shares, if required by applicable law. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board of Directors, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, subject, in the case of the Merger, to the approval of this Agreement by the holders of a majority of the outstanding Shares, if required by applicable law. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Purchaser, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.4 Board Approvals. The Company Board of Directors, at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Offer, the Merger and the other Transactions are advisable, fair to, and in the best interests of the shareholders of the Company, (ii) duly and validly approved and taken all corporate action required to be taken by the Company Board of Directors to authorize and approve the consummation of the Transactions and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and approve and adopt this Agreement and the Merger. No further corporate action is required by the Company Board of Directors, pursuant to the GBCC or otherwise, in order for the Company to approve this Agreement or the Transactions, including the Merger, subject to the approval of this Agreement by the holders of a majority of the outstanding Shares, if required by applicable law, as contemplated by Section 1.9, which is the only shareholder vote that is required for approval of this Agreement and the consummation of the Merger by the Company.

Section 3.5 Consents and Approvals; No Violations. Except as set forth in Section 3.5 of the Company Disclosure Schedule, and except as may result from any facts or circumstances relating solely to Parent or Purchaser, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions or the compliance by the Company with any of the provisions of this Agreement will (i) assuming the approval of this Agreement by the holders of a majority of the outstanding Shares, if required by applicable law, conflict with or result in any breach of any provision of the Company Governing Documents or the organizational documents of any Company Subsidiary, (ii) assuming the accuracy of all information regarding Parent and Purchaser heretofore provided to the Company, require any filing by the Company or any Company Subsidiary with, or the permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, foreign, federal, state, local or supernational (a “Governmental Entity”) (except for (A) compliance with any applicable requirements of the Exchange Act, (B) any filings as may be required under the GBCC in connection with the Merger, (C) filings, permits, authorizations, consents and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) the EC Merger Regulation and the antitrust, merger control, competition, foreign investment or similar laws or regulations of Canada, Turkey and other non-U.S. jurisdictions, or (D) any filings required under the rules and regulations of the NYSE, (iii) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, lien, indenture, lease, license, contract or agreement, or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets is bound (the “Company Agreements”) or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Company Subsidiary or any of their respective properties or assets; except in the case of clauses (ii), (iii) and (iv) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such violations, rights, breaches or defaults have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Company SEC Documents and Financial Statements. (a) The Company has filed in a timely manner with the SEC all forms, reports, schedules, statements and other documents required by it to be filed since and including December 31, 2003 under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the “Company SEC Documents”). Except as set forth in Section 3.6(a) of the Company Disclosure Schedule, no Company Subsidiary was required to, or did, make any filing with the SEC during such period. As of their respective dates the Company SEC Documents (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b)(i) complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Documents, as amended or supplemented prior to the date hereof (collectively, the “Financial Statements”), (i) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (ii) fairly present, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (subject, in the case of unaudited statements, to normal or recurring year-end adjustments which will not be material in amount).

(b) Without limiting the generality of Section 3.6(a), (i) Ernst & Young LLP has not resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and (ii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act.

Section 3.7 Internal Controls. To the knowledge of the Company, the Company and the Company Subsidiaries have designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient, in all material respects, to provide reasonable assurances regarding the reliability of financial reporting. To the knowledge of the Company, the Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files, furnishes or submits under the Exchange Act is, in all material respects, recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is, in all material respects, accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (and made summaries of such disclosures available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 3.8 Absence of Certain Changes. (a) Except as contemplated by this Agreement and except as set forth in Section 3.8 of the Company Disclosure Schedule or in the

Company SEC Documents filed or furnished (and publicly available) prior to the date hereof, since September 30, 2005 (the “Balance Sheet Date”), each of the Company and each Company Subsidiary has conducted its respective business in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement (i) no fact(s), change(s), event(s), development(s) or circumstance(s) have occurred, arisen, come into existence or become known to the Company, which have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) no action has been taken by the Company or any Company Subsidiary that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

Section 3.9 No Undisclosed Liabilities. Except (a) as disclosed in the Company SEC Documents filed or furnished (and publicly available) prior to the date hereof or the Financial Statements included therein, (b) for liabilities and obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (c) for liabilities and obligations incurred under this Agreement or in connection with the Transactions, (d) for liabilities and obligations for Taxes incurred in the ordinary course of business which have been paid, are not yet due and payable or are being contested in good faith and for which adequate reserves have been established in accordance with GAAP and (e) for liabilities and obligations incurred under any Company Agreement other than liabilities or obligations due to breaches thereunder, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company or any Company Subsidiary or in the notes thereto.

Section 3.10 Litigation. Except as set forth on Section 3.10 of the Company Disclosure Schedule, there is no claim, action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding, in law or equity, pending against (or, to the Company’s knowledge, threatened against or naming as a party thereto), the Company or any Company Subsidiary or any executive officer or director of the Company or any Company Subsidiary (in their capacity as such), nor to the Company’s knowledge, is there any investigation pending or threatened against the Company or any of the Company Subsidiaries, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling, judgment, award or other finding, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Employee Benefit Plans; ERISA. (a) Section 3.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of all material employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary contributed or is obligated to contribute thereunder, or with respect to which the Company or any Company Subsidiary has or may have any liability (contingent or otherwise), in each case, for or to (i) any current or former employees, directors, officers or consultants of the Company or any Company Subsidiary located primarily in the United States and/or their dependents (collectively, the “Benefit Plans”), or (ii) any current or former employees, directors, officers or consultants of the Company or any Company Subsidiary not located primarily in the United States and/or their dependents (collectively, the “Foreign Plans”). For purposes of this Agreement, the term “plan,” when used with respect to Foreign Plans, shall mean a “scheme” or other employee benefit program or arrangement in accordance with specific country usage.

(b) All Benefit Plans that are intended to be subject to Code Section 401(a) and any trust agreement that is intended to be tax exempt under Code Section 501(a) have been determined by the Internal Revenue Service to be qualified under Code Section 401(a) and exempt from taxation under Code Section 501(a), and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification of any such plan. Except has not had and as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Benefit Plan and any related trust subject to ERISA complies in all material respects with and has been administered in substantial compliance with, (A) the provisions of ERISA, (B) all provisions of the Code, (C) all other applicable laws, and (D) its terms and the terms of any collective bargaining or collective labor agreements; (ii) neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity questioning or challenging such compliance; and (iii) there are no unresolved claims or disputes under the terms of, or in connection with, the Benefit Plans other than claims for benefits which are payable in the ordinary course; (iv) there has not been any “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan; (v) no litigation has been commenced with respect to any Benefit Plan and, to the knowledge of the Company, no such litigation is threatened in writing (other than routine claims for benefits in the normal course); and (vi) there are no governmental audits or investigations pending or, to the knowledge of the Company, threatened in writing in connection with any Benefit Plan.

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate of the Company (as defined below) (i) sponsors or contributes to a Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)); (ii) has an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); (iii) has any material liability, contingent or otherwise, under Title IV of ERISA with respect to a Benefit Plan, either directly or through any ERISA Affiliate; (iv) sponsors, maintains or contributes to any Benefit Plan that provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by applicable law); and (v) sponsors a Foreign Plan that is or is intended to be a pension plan subject to any Canadian federal or provincial pension standards legislation or to the Income Tax Act (Canada) or, sponsors a Foreign Plan that is a defined benefit pension plan intended to be registered or approved by any Governmental Entity.

(d) Except as set forth in Section 3.11(d) of the Company Disclosure Schedule, with respect of each of the Benefit Plans which is a “single-employer plan” (as defined in Section 3(41) of ERISA) subject to Title IV of ERISA, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan’s actuary with respect to such plan, did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such accrued benefits. No Benefit Plan nor any trust established under a Benefit Plan has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Benefit Plans ended prior to the date of this Agreement.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Foreign Plan complies in all material respects with and has been administered in substantial compliance with the laws of the applicable foreign country, (ii) each Foreign Plan which, under the laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved, (iii) all contributions to each Foreign Plan required to be made by the Company or the Company Subsidiaries through the Closing Date have been or shall be made or, if applicable, shall be accrued in accordance with country-specific accounting practices, (iv) no litigation has been commenced with respect to any Foreign Plan and, to the knowledge of the Company, no such litigation is threatened in writing (other than routine claims for benefits in the normal course), and (v) there are no governmental audits or investigations pending or, to the knowledge of the Company, threatened in writing in connection with any Foreign Plan.

(f) Section 3.11(f) of the Company Disclosure Schedule discloses whether each Benefit Plan that is an employee welfare benefit plan is (i) unfunded or self-insured, (ii) funded through a “welfare benefit fund”, as such term is defined in Code Section 419(e) or other funding mechanism, (iii) insured or (iv) any combination of the foregoing methods. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each such employee welfare benefit plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without liability (other than benefits then payable under such plan without regard to such amendment or termination) to the Company or any Company Subsidiary at any time. Each of the Company and the Company Subsidiaries complies in all material respects with the applicable requirements of Section 4980B(f) of the Code or any similar state statute with respect to each Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute. Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any material obligations for retiree health or life insurance benefits under any Benefit Plan (other than for continuation coverage under Section 4980B(f) of the Code).

(g) Except as may be required by applicable law, or as contemplated under this Agreement, neither the Company nor any Company Subsidiary has any plan or commitment to create any additional Benefit Plans or Foreign Plans, or to amend or modify any existing Benefit Plan or Foreign Plan in such a manner as to materially increase the cost of such Benefit Plan or Foreign Plan to the Company or any Company Subsidiary.

(h) Section 3.11(h) of the Company Disclosure Schedule discloses: (i) each material payment (including any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any current or former employee under any Benefit Plan or Foreign Plan; (ii) any increase in any material respect any benefit otherwise payable under any Benefit Plan or Foreign Plan; (iii) any acceleration in any material respect of the time of payment or vesting of any such benefits under any Benefit Plan or Foreign Plan; or (iv) any material obligation to fund any trust or other arrangement with respect to compensation or benefits under a Benefit Plan or Foreign Plan in each case caused or triggered by the execution and delivery of this Agreement or the consummation of the Offer or the Merger or the other Transactions contemplated hereby.

(i) Correct and complete copies of all material Benefit Plans and material Foreign Plans (including all amendments and attachments thereto) have been delivered or made available to Parent by the Company; written summaries of any material Benefit Plan not in writing, all related trust documents; all material insurance contracts or other material funding arrangements to the degree applicable; the two (2) most recent annual information filings (Form 5500) and annual financial reports for those Benefit Plans (where required); the most recent determination letter from the Internal Revenue Service (where required); and the most recent summary plan descriptions for the material Benefit Plans and in respect of material Benefit Plans that constitute single-employer defined benefit plans of all Benefit Plans and Foreign Plans (including all amendments and attachments thereto), the most recent actuarial valuation and any subsequent valuation or funding advice (including draft valuations).

(j) None of the Company or any Company Subsidiary has entered into any contract, agreement or arrangement with any officer or director of the Company or any Company Subsidiary in connection with or in contemplation of the Transactions.

Section 3.12 Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary has timely filed with the appropriate Governmental Entity all income Tax Returns and other material Tax Returns required to be filed by them, and all such Tax Returns are complete and correct in all material respects. All Taxes due by the Company and each Company Subsidiary have been paid or are being contested in good faith by appropriate proceedings, and the Company and each Company Subsidiary have provided adequate reserves in accordance with GAAP (or, in the case of foreign entities, in accordance with generally applicable accounting principles in the relevant jurisdiction) in their financial statements for any material Taxes that have not been paid. Except as set forth in Section 3.12 of the Company Disclosure Schedule, the Company has delivered or made available and will continue to make available to Purchaser or Parent complete and accurate copies of all material Tax Returns relating to any Tax periods of the Company or any Company Subsidiary that are still subject to audit by a Governmental Entity.

(b) There are currently no deficiencies for material Taxes that have been claimed, proposed or assessed, in each case, in writing, by any Governmental Entity against the Company or any Company Subsidiary for which adequate reserves have not been provided in the appropriate financial statements, in accordance with GAAP or the generally applicable accounting principles in the relevant jurisdiction, as the case may be. There are no pending, or, to the knowledge of the Company any threatened audits or other administrative proceedings or court proceedings with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary involving a material amount of Taxes.

(c) The Company and each Company Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, partner, independent contractor, creditor, stockholder or with respect to any payments of royalties.

(d) None of the Company or any Company Subsidiary has engaged in any “reportable transaction” within the meaning of Treasury Regulation §1.6011-4 (other than one described in Treasury Regulation §1.6011-4(b)(6)) or any confidential corporate tax shelter within the meaning of Treasury Regulation §301.6111-2 during any open tax periods that have not been disclosed in the relevant Tax Returns of the Company or any Company Subsidiary, as the case may be, or for which adequate reserves have not been provided in the financial statements of the Company or relevant Company Subsidiary, in accordance with GAAP or the generally applicable accounting principles in the relevant jurisdiction, as the case may be.

(e) Each of the Company Subsidiaries organized in a foreign jurisdiction (i) has not been a passive foreign investment company within the meaning of the Code with assets in excess of $100 million; and (ii) has not participated in or cooperated with an international boycott within the meaning of Section 999(b)(3) of the Code nor has been requested to do so in connection with any transaction or proposed transaction.

Section 3.13 Contracts. (a) Except as filed as exhibits to the Company SEC Documents filed or furnished (and publicly available) prior to the date hereof, or as disclosed in Section 3.13 of the Company Disclosure Schedule, there is no Company Agreement which, as of the date hereof, (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) that involves aggregate expenditures in excess of $100 million or (iii) that contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any Company Subsidiary, or which materially restricts the conduct of any line of business by the Company or any Company Subsidiary or any geographic area in which the Company or any Company Subsidiary conducts business, in each case in any material respect. Each contract of the type described in Section 3.13, whether or not set forth in Section 3.13 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” Each Company Material Contract is valid and binding on the Company and each Company Subsidiary party thereto and, to the Company’s knowledge, each other party thereto, as applicable, and in full force and effect, and the Company and each Company Subsidiary has performed in all material respects all obligations required to be performed by it under each Company Agreement and, to the Company’s knowledge, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as do not have and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Agreement except for violations or defaults that do not have and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has delivered to Parent or made available to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts required to be disclosed in Section 3.13 of the Company Disclosure Schedule, which are not filed as exhibits to the Company SEC Documents and the Company Material Contracts or other Company Agreements required to be disclosed in Section 3.13 of the Company Disclosure Schedule filed as exhibits to the Company SEC Documents as true and complete copies of such contracts.

Section 3.14 Title to Properties; Encumbrances. The Company and each of the Company Subsidiaries has good and, in the case of real property, valid and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its real property, tangible property and other assets except where the failure to have such title has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; in each case subject to no Liens, except for (a) Liens reflected in the consolidated balance sheet of the Company as of the Balance Sheet Date, (b) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Company or any of the Company Subsidiaries in the operation of its respective business, (c) Liens for current Taxes, assessments or governmental charges or levies on property not yet delinquent and Liens for Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate financial statements, (d) inchoate mechanics’ and materialmen’s Liens for construction in progress, (e) workmen’s repairmen’s warehousemen’s and carrier’s Liens arising in the ordinary course of business and (f) Liens which have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received a notice of default under any material leases of tangible properties to which they are a party, except for (i) defaults that are not material, (ii) defaults for which the grace or cure period has not expired and which are reasonably capable of cure during the cure period, (iii) defaults which have been cured or (iv) defaults listed on Schedule 3.14 of the Company Disclosure Schedule. Except as disclosed on Schedule 3.14 or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such material leases are in full force and effect, and the Company and each of the Company Subsidiaries enjoys peaceful and undisturbed possession under all such material leases.

Section 3.15 Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary owns free and clear of all Liens or has the defensible right to use, whether through ownership, licensing or otherwise, all Intellectual Property used in the businesses of the Company or any Company Subsidiary (“Company Intellectual Property”) in each case in substantially the same manner as such Company Intellectual Property is used in connection with such businesses as conducted on the date hereof. Except as set forth in Section 3.15 of the Company Disclosure Schedule and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) no written claim of invalidity or conflicting ownership rights has been made or, to the Company’s knowledge, threatened in writing by a third party with respect to any Company Intellectual Property owned by the Company or any Company Subsidiary and no Company Intellectual Property owned by the Company or any Company Subsidiary is the subject of any pending or, to the Company’s knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding alleging the foregoing, (b) no registration for any Company Intellectual Property owned by the Company or any Company Subsidiary has been adjudicated invalid, (c) other than matters that have been settled or otherwise resolved, no Person or entity has given written notice to the Company or any Company Subsidiary that the use of any Company Intellectual Property by the Company, any Company Subsidiary or any licensee of Company or any Company Subsidiary is infringing or has infringed any third party’s domestic or foreign rights in or to any Intellectual Property, or that the Company, any Company Subsidiary or any licensee of Company or any Company Subsidiary has misappropriated or improperly used or disclosed any trade secret, confidential or proprietary information or know-how, (d) to the Company’s knowledge, none of the Company Intellectual Property owned by the Company or any Company Subsidiary has been or is currently being infringed, misappropriated or otherwise violated by any third party, (e) to the Company’s knowledge, the making, using, selling, manufacturing, marketing, licensing, reproduction, distribution, or publishing of any process, machine or product in the course of Company’s business as currently conducted, does not and will not infringe any domestic or foreign rights in or to any Intellectual Property of any third party, and does not and will not involve the misappropriation or improper use or disclosure of any trade secrets, confidential or proprietary information or know-how of any third party, (f) to the Company’s knowledge, the Company Intellectual Property owned by the Company or any Company Subsidiary which is in the form of registered Intellectual Property is valid, (g) the Company and each Company Subsidiary has taken reasonable measures consistent with industry standards to safeguard the confidentiality of (1) all Company Intellectual Property comprising trade secrets or other confidential information that is owned by the Company or any Company Subsidiary and (2) all other Company Intellectual Property in their possession comprising trade secrets or other confidential information, (h) no third party has any joint ownership interest in or to any Company Intellectual Property in which Company or any Company Subsidiary claims an ownership right, (i) the execution, delivery and performance of this Agreement and each ancillary agreement by the Company and the consummation of the Transactions will not breach, violate, conflict with or impair the Company’s or any Company Subsidiary’s rights under any instrument or agreement concerning any Company Intellectual Property to which the Company or any Company Subsidiary is a party and (j) the execution, delivery and performance of this Agreement and each ancillary agreement by the Company and the consummation of the Transactions, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any rights in or to the Company Intellectual Property owned by the Company or any Company Subsidiary or impair the right of Parent or the Surviving Corporation to make, use, sell, license or dispose of, or to bring any action for the infringement of, any Company Intellectual Property owned by the Company or any Company Subsidiary to the same extent such rights existed prior to the date hereof.

Section 3.16 Labor Matters. (a) The Company has previously provided to Parent a copy of each material collective bargaining or other labor union contract applicable to Persons employed by the Company or any of the Company Subsidiaries to which the Company or any of the Company Subsidiaries is a party (each a “Company Collective Bargaining Agreement”). As of the date of this Agreement, except as set forth on Section 3.16 of the Company Disclosure Schedules, no Company Collective Bargaining Agreement is being negotiated or renegotiated by the Company or any of the Company Subsidiaries. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against the Company or any of the Company Subsidiaries pending or, to the knowledge of the Company, threatened in writing that may interfere materially with the respective business activities of the Company or any Company Subsidiary. As of the date of this Agreement, and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, none of the Company, any Company Subsidiary or any of their respective representatives or employees has committed any material unfair labor practice in connection with the operation of the respective businesses of the Company and the Company Subsidiaries.

(b) The Company and each Company Subsidiary is in compliance in all material respects with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act.

Section 3.17 Compliance with Laws; Permits. (a) (i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary have complied and are in compliance with all laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all federal, state, local and foreign governments and agencies thereof, which affect the business, properties or assets of the Company and each Company Subsidiary, and (ii) no notice, charge or assertion has been received by the Company or any Company Subsidiary or, to the Company’s knowledge, threatened in writing against the Company or any Company Subsidiary alleging any violation of any of the foregoing.

(b) The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties or to carry on their respective businesses substantially in the manner described in the Company SEC Documents filed or furnished (and publicly available) prior to the date hereof and substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except, in each case, where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth in Section 3.17(c) of the Company Disclosure Schedule or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of the Company Subsidiaries, or, to the knowledge of the Company, any of their respective Representatives (in each case acting in their capacities as such) has any reasonable basis for believing that, in the past five (5) years, any of the foregoing Persons has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) directly or indirectly paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental official or Governmental Entity, in the United States or any other country, that was illegal under any applicable law, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, including without limitation: the Arms Export Control Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Export Administration Act, the 1930 Tariff Act and other U.S. customs laws, the Foreign Corrupt Practices Act, the Export Administration Regulations, the International Traffic in Arms Regulations, the Office of Foreign Assets Control Regulations, the U.S. Customs Regulations, or any regulation, ruling, rule, order, decision, writ, judgment, injunction, or decree of any Governmental Authority issued pursuant thereto.

Section 3.18 Information in the Proxy Statement. The Proxy Statement, if any (and any amendment thereof or supplement thereto), at the date mailed to the Company’s shareholders and at the time of any meeting of Company shareholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or Purchaser for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.19 Information in the Offer Documents and the Schedule 14D-9. The information supplied by the Company expressly for inclusion in the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities laws and will not when filed with the SEC or distributed or disseminated to the Company’s shareholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by or on behalf of Parent or Purchaser for inclusion therein.

Section 3.20 Opinion of Financial Advisor. The Company has received the opinion of Goldman, Sachs & Co. (the “Company Financial Advisor”), to the effect that, as of the date hereof, the consideration to be received in the Offer and the Merger by the holders of the Shares is fair to such shareholders from a financial point of view.

Section 3.21 Insurance. The Company maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries (taking into account the cost and availability of such insurance). All material insurance policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy. Neither the Company nor any Company Subsidiary is in material breach or default, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of any such material insurance policies. The consummation of the Transactions will not, in and of itself, cause the revocation, cancellation or termination of any such material insurance policy.

Section 3.22 Environmental Laws and Regulations. Except as has not had and would reasonably be expected to have not have, individually or in the aggregate, a Company Material Adverse Effect and except as set forth in Section 3.22 of the Company Disclosure Schedule or in the Company SEC Documents filed or furnished (and publicly available) prior to the date hereof, (i) the Company and each of the Company Subsidiaries are in all material respects in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws with respect to any Company Property, and (ii) there are no Environmental Claims pending or, to the Company’s knowledge, threatened in writing against the Company or any of the Company Subsidiaries or any Company Property.

Section 3.23 Brokers; Expenses. No broker, investment banker, financial advisor or other Person, other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer or the Merger based upon arrangements made by or on behalf of the Company. True and correct copies of all agreements between the Company and the Company Financial Advisor concerning this Agreement and the Transactions, including any fee arrangements, have been previously provided to Parent, except to the extent such agreements have been redacted with respect to pricing incentives thresholds.

Section 3.24 Takeover Statutes. The Company Board of Directors and the Company have taken (and not revoked) all action necessary to exempt the Offer, the Top-Up Option and the Merger from the application of Parts 2 and 3 of Article 11 of the GBCC.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization. Each of Parent and Purchaser is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to own, lease and operate its properties and to carry on its business as now being conducted, except, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not impair in any material respect the ability of each of Parent and Purchaser, as the case may be, to perform its obligations under this Agreement or prevent or materially delay the consummation of the Transactions.

Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Purchaser and will be adopted by the sole shareholder of Purchaser. This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of each of Parent and Purchaser enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Parent and Purchaser, the consummation by Parent and Purchaser of the Transactions or compliance by the Parent or Purchaser or any other Subsidiary of Parent with any of the provisions of this Agreement will (i) conflict with or result in any breach of any provision of the organizational documents of Parent or Purchaser, (ii) assuming the accuracy of all information regarding the Company heretofore provided to Parent, require any filing by the Parent or Purchaser with, or the permit, authorization, consent or approval of, any Governmental Entity (except for (A) compliance with any applicable requirements of the Exchange Act, (B) any filings as may be required under the GBCC in connection with the Merger, (C) filings, permits, authorizations, consents and approvals as may be required under the HSR Act, the EC Merger Regulation and the antitrust, merger control, competition, foreign investment or similar laws or regulations of Canada, Turkey and other non-U.S. jurisdictions, or (D) any filings required under the rules and regulations of the NYSE, (iii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, lien, indenture, lease, license, contract, understanding or agreement, or other instrument or obligation to which Parent, Purchaser or any of their Subsidiaries is a party or by which any of them is bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries, or any of their properties or assets, except in the case of clauses (ii), (iii) and (iv) as would not, individually or in the aggregate, impair in any material respect the ability of each of Parent or Purchaser to perform its obligations under this Agreement, as the case may be, or prevent or materially delay the consummation of the Transactions.

Section 4.4 Litigation. There is no claim, action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding, in law or equity,

pending against (or, to the knowledge of Parent, threatened in writing against or naming as a party thereto) Parent or any of its Subsidiaries, nor, to the knowledge of Parent, is there any investigation pending or threatened in writing against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree, in each case, which would, individually or in the aggregate, impair in any material respect the ability of each of Parent and Purchaser to perform its obligations under this Agreement, as the case may be, or prevent or materially delay the consummation of any of the Transactions.

Section 4.5 Information in the Proxy Statement. None of the information supplied by Parent or Purchaser in writing expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, at the date mailed to shareholders or at the time of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Information in the Offer Documents. The Offer Documents (and any amendment thereof or supplement thereto) will not when filed with the SEC or at the time of distribution or dissemination thereof to the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Purchaser with respect to statements made therein based on information supplied by the Company for inclusion in the Offer Documents. The Offer Documents will comply as to form in all material respects with applicable federal securities laws and the rules and regulations thereunder.

Section 4.7 Financing. (a) Notwithstanding Section 4.7(b), Parent and Purchaser will, assuming all of the conditions to the Offer set forth in Annex I are satisfied, have sufficient funds available to them to permit Purchaser to perform all of its obligations under this Agreement and to consummate all the Transactions, including acquiring all the outstanding Shares in the Offer and the Merger.

(b) Prior to the date hereof, Purchaser has delivered to the Company true, complete and correct copies of executed commitment letters (exclusive of the fee letters associated therewith) from certain lenders (the “Financing Commitments”) committing such lenders to provide to Purchaser, the Company and existing or future Subsidiaries of Purchaser, as applicable, debt financing necessary to consummate the Transactions, subject to the terms and conditions set forth therein (the “Financing”). As of the date hereof, each of the Financing Commitments, in the form so delivered, is valid and in full force and effect. As of the date hereof, to Parent’s knowledge no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Purchaser under the Financing Commitments. Purchaser has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid as of the date hereof. As of the date hereof, the Financing Commitments have not been withdrawn or terminated, and Parent has no reason to believe that the financing contemplated by the Financing Commitments will not be available. The Financing constitutes, taking into account the equity funding described therein, all of the financing required for the consummation of the Transactions and the payments of all fees and expenses incurred by Parent in connection therewith.

Section 4.8 Operations of Purchaser. Purchaser is an indirect, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

Section 4.9 Ownership of Common Stock. To the knowledge of Parent, as of the date hereof, none of Parent, Purchaser or any other Subsidiary of Parent is the beneficial owner of any shares of Common Stock.

ARTICLE V.

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Interim Operations of the Company. Except as expressly set forth in Section 5.1 of the Company Disclosure Schedule, as expressly required pursuant to this Agreement, in the ordinary course of business consistent with past practice as to matters which would not require the approval of the Company Board of Directors or as agreed in writing by Parent, from the date hereof until the earlier of (A) the valid termination of this Agreement in accordance with Article VIII hereto and (B) the acceptance of Shares for payment pursuant to the Offer (the “Consummation Date”), the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to (i) conduct their businesses in all material respects in the ordinary course consistent with past practice, (ii) preserve substantially intact their present business organizations, and (iii) keep available the services of their current officers and other key employees and preserve relationships with material customers, suppliers, distributors and others having material business relationships with the Company and the Company Subsidiaries. Without limiting the generality of the foregoing, except as expressly set forth in Section 5.1 of the Company Disclosure Schedule, as expressly required pursuant to this Agreement, in the ordinary course of business consistent with past practice which would not require the approval of the Company Board of Directors or as agreed in writing by Parent, from the date hereof until the earlier of (x) the valid termination of this Agreement in accordance with Article VIII hereto and (y) the Consummation Date, the Company shall not, nor shall it permit any Company Subsidiary to, directly or indirectly:

(a) amend the Company Governing Documents or equivalent documents of any Company Subsidiary or amend the terms of any outstanding security of the Company or any Company Subsidiary;

(b) split, combine, subdivide or reclassify any shares of capital stock of the Company or any Company Subsidiary;

(c) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock except (i) for regular quarterly cash dividends (having customary record and payment dates not in excess of $0.175 per Share) and (ii) except as required to effect the transactions (the “HIA Dividend”) described in Section 6.10;

(d) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Equity Interests (other than the withholding of Equity Interests to satisfy withholding tax or exercise price obligations with respect to awards under the Company Stock Plan), except pursuant to agreements entered into prior to the date hereof;

(e) issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or grant any Company Stock Rights, Restricted Stock or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class, or grant to any Person any right the value of which is based on the value of Shares or other capital stock, other than the issuance of Shares reserved for issuance on the date hereof pursuant to the exercise of the Company Stock Rights disclosed in Section 3.3(b) of the Company Disclosure Schedule and outstanding on the date hereof in the ordinary course of business consistent with past practice of the Company Stock Plans;

(f) acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions except in the ordinary course of business consistent with past practice, (i) any assets having a fair market value in excess of $50 million or (ii) any equity interests in any Person or any business or division of any Person or all or substantially all of the assets of any Person (or business or division thereof), in each case having a fair market value in excess of $50 million;

(g) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets having a fair market value in excess of $50 million, other than (i) in the ordinary course of business consistent with past practice, (ii) dispositions of equipment and property no longer used in the operation of the business, (iii) dispositions of assets related to discontinued operations as reflected in Company SEC Documents filed prior to the date hereof and (iv) pursuant to borrowings reasonably necessary to effect the HIA Dividend;

(h) (i) (A) incur or assume any long-term or short-term indebtedness, issue any industrial revenue bonds or enter into any capital lease except for (1) borrowings under the Company’s existing revolving credit facility (or any replacement facility therefor) in the ordinary course of business consistent with past practice, (2) pursuant to borrowings reasonably necessary to effect the HIA Dividend and (3) a renewal, amendment or replacement of the Company’s existing accounts receivable securitization facility or (B) make any material modification or amendment to the terms thereof; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or (iii) make any loans, advances or capital contributions to, or investments in, any other Person other than loans, advance or capital contributions to, or investments in, wholly owned Company Subsidiaries made in the ordinary course of business consistent with past practice;

(i) make any change in, or accelerate the vesting of, the compensation or benefits payable or to become payable to, or grant any severance or termination pay to, any of its officers, directors, employees, agents or consultants (other than (i) increases in wages to employees who are not directors, executive officers or affiliates, in the ordinary course of business consistent with past practice, or (ii) as required by applicable law or the terms of any Company Stock Plan or agreement existing on the date hereof); or, other than as required by law, or in connection with the hiring of any new employee, enter into or amend any material employment, consulting, severance, retention, change in control, termination pay, collective bargaining or other agreement or any equity based compensation, pension, deferred compensation, welfare benefits or other employee benefit plan or arrangement; or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than ordinary course relocation loans or loans from tax-qualified Benefit Plans); or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to a Benefit Plan or otherwise;

(j) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company or any Company Subsidiary of any amount relating to unused vacation days, except, in each case, payments and accruals made in the ordinary course of business consistent with past practice; other than as required by applicable law or in connection with the hiring of any new employee or promotion made in the ordinary course of business, adopt or pay, grant, issue, accelerate, adjust or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, Company Stock Plan, stock purchase, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any Company or any Company Subsidiary director, officer, employee, agent or consultant, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing, except in the ordinary course of business consistent with past practice for individuals who are not directors or officers of the Company;

(k) except as publicly announced prior to the date hereof, plan, announce, implement or effect any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary other than routine employee terminations for cause or following performance reviews;

(l) incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $50 million individually, or $100 million in the aggregate, except those contemplated in the capital expenditures budgets for the Company and the Company Subsidiaries set forth in Section 5.1(l) of the Company Disclosure Schedule;

(m) enter into any agreement or arrangement that limits or otherwise restricts the Company, any Company Subsidiary or any of their present or future affiliates or any successor thereto from engaging or competing in any line of business or in any location;

(n) enter into, amend, modify or terminate any Company Material Contract or otherwise waive, release or assign any material rights, claims or benefits thereunder;

(o) settle, pay, discharge or propose to settle, pay or discharge, any material litigation, investigation, arbitration, proceeding or other claim, liability or obligation (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of such claims, liabilities or obligations (i) expressly disclosed or reserved against in the most recent Financial Statements included in the Company SEC Documents filed or furnished (and publicly available) prior to the date hereof in amounts no greater than the amount reserved with respect to the relevant liability therein or (ii) incurred in the ordinary course of business consistent with past practice since the date of such financial statements;

(p) intentionally cause, without reasonable prior notice to Purchaser, any insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated that is not replaced or renewed in the ordinary course of business;

(q) change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by GAAP or Regulation S-X promulgated under the Exchange Act, as concurred in by its independent registered public accountants;

(r) revalue in any material respect any of its assets, including writing down the value of inventory or writing down notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(s) other than in the ordinary course of business consistent with past practice and except to the extent required by law, make or change any material Tax election (which for this purpose, Tax elections as to the classification of an entity for Tax purposes shall not be considered to be in the ordinary course of business), adopt or change any Tax accounting method or period, file any amended material Tax Return, enter into any closing agreement, settle or consent to any Tax Claim, take any affirmative action to surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax Claim;

(t) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger);

(u) take any action, including the adoption of any shareholder rights plan, which would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights and receive the benefits of a shareholder with respect to, securities of the Company acquired or controlled or to be acquired or controlled by Parent or Purchaser in accordance with the terms of this Agreement;

(v) sell, lease, abandon, transfer, dispose of, or grant material rights under any material Company Intellectual Property or materially modify any existing rights with respect thereto, except in the ordinary course of business consistent with past practice, or enter into any settlement regarding (i) the infringement of any material Company Intellectual Property or (ii) the breach of any license agreements governing use of material Company Intellectual Property; and

(w) enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose, in writing or announce an intention to do any of the foregoing.

Section 5.2 No Solicitation; Unsolicited Proposals. (a) From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with its terms, neither the Company nor any Company Subsidiary shall, and the Company shall use reasonable best efforts to cause the Company’s and such Company Subsidiaries’ respective officers, directors, employees, investment bankers, attorneys, accountants or other agents (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) the making, submission or implementation of any proposal that constitutes or could be expected to lead to an Acquisition Proposal, (ii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company or any Company Subsidiary or afford access to the properties, books or records or employees of the Company or any Company Subsidiary to, any Person (or group of Persons) other than Parent and its Subsidiaries and Representatives (any such Person and its Representatives (excluding the Company’s and Parent’s Representatives in their capacity as such), a “Third Party”) relating to an Acquisition Proposal, (iii) accept an Acquisition Proposal or (iv) enter into any agreement, arrangement, or contract (including any letter of intent) with respect to or contemplating an Acquisition Proposal or enter into any agreement, arrangement, or contract requiring the Company to abandon, terminate or fail to consummate or change its recommendation with respect to the Offer or the Merger. The Company shall, and shall cause the Company Subsidiaries and the Company’s and such Company Subsidiaries’ respective Representatives to, immediately cease and terminate any existing solicitation, activity, discussion or negotiation with any Third Party heretofore conducted by the Company, the Company Subsidiaries or their respective Representatives with respect to an Acquisition Proposal.

(b) Notwithstanding the restrictions set forth in Section 5.2(a), if, at any time prior to the acceptance for payment of Shares in the Offer, (i) the Company receives an unsolicited bona fide written proposal from a Third Party relating to an Acquisition Proposal and (ii) the Company Board of Directors determines in good faith (after consultation with its financial advisor and outside legal counsel) (such consultation with a financial advisor and outside legal counsel, “After Consultation”) that such Acquisition Proposal is, or is reasonably likely to result in, a Superior Proposal, the Company and its Representatives may, subject to compliance with Section 5.2(c), (x) furnish information with respect to the Company and Company Subsidiaries to such Third Party pursuant to a customary confidentiality agreement containing terms no less restrictive than the terms of the Confidentiality Agreement, dated October 12, 2005, between Parent and the Company (the “Confidentiality Agreement”) and (y) participate in discussions or negotiations regarding such Acquisition Proposal. The Company shall, as promptly as practicable (but in no event more than one (1) business day following the provision thereof to any Third Party), provide or make available to Parent copies of all non-public information provided to any Third Party not previously provided to Parent.

(c) The Company shall notify Parent of any determination to take any of the actions contemplated under clauses (x) or (y) of Section 5.2(b) with respect to an Acquisition Proposal no later than the same date that the Company first takes any such action (a “Notice of Acquisition Proposal”), which notification shall include (i) a summary of the material terms and conditions of such Acquisition Proposal, and (ii) the identity of the Person (and, to the extent known to the Company or its Representatives, such Person’s equity investors) making such Acquisition Proposal. The Company shall keep Parent reasonably informed of the status of any such discussions or negotiations and of any material modifications (including any change in amount or form of consideration) to the terms of the Acquisition Proposal.

(d) In the event the Company receives an Acquisition Proposal or request for information or inquiry that relates to or could be expected to lead to an Acquisition Proposal and, following the passage of seventy-two (72) hours following the receipt thereof, the Company has neither delivered a Notice of Acquisition Proposal nor affirmatively advised the Third Party making such Acquisition Proposal, request or inquiry that the Company Board of Directors has concluded that such Acquisition Proposal, request or inquiry is not, and is not reasonably likely to result in, a Superior Proposal, the Company shall immediately provide Parent with a summary of the material terms and conditions of such Acquisition Proposal, request or inquiry and the identity of the party making such Acquisition Proposal or inquiry, and shall keep Parent reasonably informed of any material modifications to such Acquisition Proposal, request or inquiry (including any change in amount or form of consideration).

(e) Nothing contained in this Agreement shall prohibit the Company from issuing a “stop-look-and listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders as otherwise required under applicable law.

(f) The Company shall promptly after the date of this Agreement demand that each Person which has heretofore executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of the Company promptly return or destroy all information, documents and materials relating to an Acquisition Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person and to destroy all summaries, analyses or extracts of or based upon such information in the possession of such Person or any of its Representatives.

Section 5.3 Board Recommendation. Neither the Company Board of Directors nor any committee thereof shall (i) withdraw, qualify, modify, change or amend in any manner adverse to the interests of Parent or Purchaser, the approval, adoption or recommendation by the Company Board of Directors or any committee thereof of the Offer this Agreement and the Merger (the “Company Recommendation”), (ii) take a neutral position or make no recommendation with respect to an Acquisition Proposal that has been publicly disclosed or otherwise become known to any Person other than the Company, Parent, Purchaser and their respective Representatives (“Public Disclosure”) at any time on or after the later of (A) the tenth (10th) business day following such Public Disclosure and (B) if a Notice of Acquisition Proposal has been delivered, the Recommendation Deadline, (iii) fail to reconfirm the Company

Recommendation or its approval or adoption of this Agreement, the Offer or the Merger by the later of (A) two (2) business days following Parent’s request to do so and (B) the expiration of the relevant period described in clause (ii)(A) or (ii)(B) above, (iv) approve or recommend (or propose publicly to approve or recommend) any Acquisition Proposal, (v) if a tender offer or exchange offer that, if successful, would result in any Person or group becoming a beneficial owner of twenty-five percent (25%) or more of the outstanding Shares is commenced (other than by Parent or Purchaser), fail to recommend that the Company’s shareholders not tender their Shares in such tender or exchange offer at any time on or after the later of (A) the tenth (10th) business day of the offer and (B) if a Notice of Acquisition Proposal has been delivered, the Recommendation Deadline, (vi) permit the Company or any Company Subsidiary to enter into (and the Company and the Company Subsidiaries shall not enter into) any agreement (other than a confidentiality agreement as contemplated by Section 5.2(b)), including any letter of intent, with respect to any Acquisition Proposal, or (vii) resolve or propose to take any action described in clauses (i) through (vi) (each of the foregoing actions described in clauses (i) through (vii) being referred to as a “Company Change in Recommendation”); provided, however, that nothing contained in this Agreement shall prohibit the Company from publicly announcing its receipt of an Acquisition Proposal or taking an action described in clauses (i) (other than a Specified Action), (ii), (iii), (v) or (vii) (to the extent clause (vii) relates to clause (i) (other than with respect to a Specified Action), (ii), (iii) or (v)) of the definition of Company Change in Recommendation in response to an Acquisition Proposal following the delivery to Parent of a Notice of Acquisition Proposal and prior to the Recommendation Deadline (or, if later than such Recommendation Deadline, the expiration of any five (5) or two (2) day period following the Company’s delivery of a Notice of Superior Proposal referred to in Section 8.1(f))). Nothing in this Agreement shall be deemed to prohibit the Company from making accurate disclosure of factual information regarding the business, financial condition or results of operations of the Company or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the terms of such proposal to the extent such factual information is required to be disclosed under applicable law. Disclosure of the type described in the proviso to the second preceding sentence (during the time periods provided therein) and the immediately preceding sentence shall not be deemed a Company Change in Recommendation so long as the Company Board of Directors does not take a Specified Action.

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.1 Additional Agreements. (a) Subject to the terms and conditions hereof, the Company, Parent and Purchaser shall each comply in all material respects with all applicable laws and with all applicable rules and regulations of any Governmental Entity and shall use reasonable best efforts to achieve the satisfaction of the Minimum Condition and all conditions and requirements set forth in Annex I attached hereto and in Article VII, and to consummate and make effective the Merger and the other Transactions. Subject to the limitations set forth in Section 6.4, the Company and Purchaser shall use their reasonable best efforts to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to use their reasonable best efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions;

provided, that nothing contained in this Section 6.1 shall require any party to waive or exercise any right hereunder which is waivable or exercisable in the sole discretion of such party. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Surviving Corporation shall use their reasonable best efforts to take, or cause to be taken, all such necessary actions.

(b) Without limiting the generality of Section 6.1(a), the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, use their reasonable best efforts to assist on a timely basis Parent and Purchaser in obtaining completion and funding of the Financing as may be requested by Parent (provided that such requested cooperation does not materially and adversely interfere with the ongoing operations of the Company and the Company Subsidiaries), including the syndication thereof and the issuance, if any, of any debt securities to be issued in connection therewith (including participating in meetings, drafting sessions, due diligence sessions and road shows; assisting Purchaser and its financing sources in preparing offering memoranda, private placement memoranda, bank information memoranda, prospectuses and similar documents (including historical and pro-forma financial statements and information to the extent reasonably requested by Purchaser); recording documents and executing and delivering financing documents (or ensuring the execution and delivery thereof) and other requested certificates or documents, including a certificate of the chief financial officer of the Company or any Company Subsidiary with respect to solvency matters, comfort letters of accountants, consents of accountants for use of their reports in any materials relating to the Financing, legal opinions, surveys and title insurance, providing reasonable direct contact between Purchaser’s lenders, initial purchasers and/or underwriters involved in the Financing and their counsel and advisors (collectively, the “Financing Arrangers”) and the officers and directors of the Company and the Company Subsidiaries; and permitting the Financing Arrangers to evaluate the Company’s and the Company Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and establishing bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing and to conduct a due diligence investigation of the Company and the Company Subsidiaries in connection with any securities offering, including access to outside accountants and key customers and key suppliers); provided that none of the Company or any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other expense in connection with the Financing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with such cooperation. Purchaser and, only prior to the Effective Time Parent, shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than historical information relating to the Company or the Company Subsidiaries). Parent and Purchaser shall give the Company prompt notice of any material breach by any party of the Financing Commitments or any termination of the Financing Commitments. Upon the request of the Company, Parent and Purchaser shall keep the Company informed on a reasonably current basis in reasonable detail of the status of the Financing. Notwithstanding anything to the contrary in this Section 6.1(b), neither the Company nor any Company Subsidiary shall be required to disclose any information except as provided in this Agreement, or, other than effective at or after the Effective Time, make any representations, warranties or indemnities.

(c) All non-public or otherwise confidential information regarding the Company or the Company Subsidiaries obtained pursuant to Section 6.1(b) shall be kept confidential in accordance with the confidentiality undertakings customary for similar financings.

(d) At the request of Purchaser, at or immediately prior to the Effective Time, the Company shall give notice to the holders of all of the outstanding 8.875% Senior Notes of the Company due 2010 (the “G-P 8.875% Notes”), 7 3/8% Senior Notes of the Company due 2008 (the “G-P 7 3/8% Notes”), 9.375% Senior Notes of the Company due 2013 (the “G-P 9.375% Notes”) and 8% Senior Notes of the Company due 2014 (the “G-P 8% Notes” and, together with the G-P 8.875% Notes, the G-P 7 3/8% Notes and the G-P 9.375% Notes, the “G-P Notes”), and to the trustee under each of the Indenture, dated as of January 30, 2003, as amended, among the Company, as issuer, Fort James Corporation (“Fort James”) and Fort James Operating Company (“Fort James OpCo”), as guarantors, and the Bank of New York, as trustee (the “G-P 8.875% Indenture”), the Indenture, dated as of June 3, 2003, between the Company, as issuer, Fort James and Fort James OpCo, as guarantors, and the Bank of New York, as trustee (the “G-P 7 3/8% Indenture”), the Indenture, dated as of January 30, 2003, as amended, between the Company, as issuer, Fort James and Fort James OpCo, as guarantors, and the Bank of New York, as trustee (the “G-P 9.375% Indenture”) and the Indenture, dated as of June 3, 2003, between the Company, as issuer, Fort James and Fort James OpCo, as guarantors, and the Bank of New York, as trustee (the “G-P 8% Indenture” and, together with the G-P 8.875% Indenture, the G-P7 3/8% Indenture and the G-P 9.375% Indenture, the “G-P Notes Indentures”), that is required in order to exercise on the Closing Date the Company’s right pursuant to paragraph 5(c) of each of the G-P Notes to redeem the G-P Notes under Section 3.07(a) of each G-P Notes Indenture and to satisfy and discharge each G-P Notes Indenture under Section 11.01 thereof. At the request of Purchaser, at or immediately prior to the Effective Time, the Company shall cause Fort James to give notice to the holders of all the outstanding 6 7/8% Senior Notes of Fort James due 2007 (the “Fort James 6 7/8% Notes”) and to the trustee under the Indenture dated as of November 1, 1991, as amended, between Fort James, as issuer, the Company and Fort James OpCo, as guarantors, and the Bank of New York, as trustee (the “Fort James Notes Indenture”) that is required in order to exercise on the Closing Date, Fort James’ right pursuant to the terms of the Fort James 6 7/8% Notes to redeem the Fort James 6 7/8% Notes under Sections 106, 1102 and 1104 of the Fort James Notes Indenture and to satisfy and discharge, to the extent permitted thereunder, the Fort James Notes Indenture under Section 401 thereof. At the request of Purchaser, at or immediately prior to the Effective Time, the Company shall give notice to the holders of all of the outstanding Company 7.500% Senior Notes Due 2006 (the “G-P 7.500% Notes”) and to the trustee under the Indenture, dated as of March 1, 1983, as amended, between the Company, as issuer, and The Bank of New York, as successor trustee (the “G-P 7.500% Indenture” and, together with the G-P Notes Indentures and the Fort James Notes Indenture, the “Notes Indentures”) that is required in order to exercise on the Closing Date the Company’s right pursuant to the terms of the G-P 7.500% Notes to redeem the G-P 7.5000% Notes under Sections 1102 and 1104 of the G-P 7.500% Indenture. Any notices so provided shall be subject to the review and approval of Parent, which approval shall not be unreasonably withheld. Concurrently with the Company’s giving of such notices (and as a condition to the Company’s obligation to give such notices) and delivery by the Company of all certificates, opinions and other documents required to effect such redemption, satisfaction and discharge, Purchaser shall deposit or cause to be deposited with the Trustee under each of the Notes Indentures funds sufficient to satisfy and discharge or redeem, if applicable, the relevant Notes Indentures pursuant to the applicable sections thereof described above. The Company and Purchaser shall cooperate in good faith with one another to satisfy the conditions set forth in such sections of the relevant Notes Indentures as of the Effective Time.

(e) Without limiting the generality of Section 6.1(a) and, in addition to the specific obligations of Section 6.9, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives, to use commercially reasonable efforts to renew (in consultation with Purchaser) for at least 365 days the Company’s existing accounts receivable securitization facility and obtain any waivers, amendments, modifications or supplements necessary or desirable in connection with the Transactions pursuant to any credit agreement, indenture, facility or other agreement relating to indebtedness or other financing obligations of the Company or any Company Subsidiary (or any guarantee relating thereto) (each an “Existing Facility”), including those reasonably requested by Parent or Purchaser and, if such consents, waivers, amendments, modifications or supplements are not obtained, the Company shall and shall cause the Company Subsidiaries to (i) enter into the credit facility described on Schedule 3.8(c) of the Company Disclosure Schedule or other financing arrangements with substantially comparable terms; (ii) with respect to any Existing Facility other than the financing to be refinanced as contemplated by clause (i), use commercially reasonable efforts to enter into new credit facilities or other financing arrangements for the purpose of refinancing any such other Existing Facility; provided, the Company shall keep Parent reasonably informed with respect thereto and consult with Parent with respect to the terms thereof; and (iii) otherwise enter into new credit facilities or other financing arrangements with financing sources arranged by Parent (including pursuant to the Financing), in the case of each of clauses (ii) or (iii) upon the acceptance of Shares for payment pursuant to the Offer.

Section 6.2 Notification of Certain Matters. The Company shall give prompt notice to Parent and Purchaser and Parent and Purchaser shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause either any condition or requirement set forth in Annex I to be unsatisfied at any time from the date hereof to the date the Purchaser accepts for payment any Shares pursuant to the Offer (except to the extent it refers to a specific date) and (b) any material failure of the Company, the Purchaser or Parent, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.2 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties or the conditions to the obligations of the parties hereto.

Section 6.3 Access; Confidentiality. (a) From the date of this Agreement until the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, (i) upon reasonable prior notice, give Parent and Purchaser, their officers and a reasonable number of their employees and their authorized representatives, reasonable access during normal business hours to the Company Agreements, contracts, books, records, other information as shall be reasonably agreed to by the parties, plans, reporting systems, personnel, offices and other facilities and properties of the Company and the Company Subsidiaries and, subject to customary conditions, their accountants and accountants’ work papers and (ii) furnish Parent and Purchaser on a timely basis with such financial and operating data and other information with respect to the business, properties and Company Agreements of the Company and the Company Subsidiaries as Parent and Purchaser may from time to time reasonably request and use commercially reasonable efforts to make reasonably available at all reasonable times during normal business hours to the officers, employees, accountants, counsel, financing sources and other representatives of Parent and Purchaser the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of the Company’s business, properties and personnel as Parent or Purchaser may reasonably request; provided, the Company may require Parent or Purchaser to enter into a joint defense agreement to preserve attorney-client privilege.

(b) The terms of the Confidentiality Agreement shall apply to any information provided to Parent or Purchaser pursuant to Section 6.3(a).

(c) No investigation heretofore conducted or conducted pursuant to this Section 6.3 shall affect any representation or warranty made by the parties hereunder.

Section 6.4 Consents and Approvals. (a) Each of the Company, Parent and Purchaser shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable law or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, clearances approvals, authorizations or orders required to be obtained or made by Parent, Purchaser or the Company or any of their respective Subsidiaries, or avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act, the EC Merger Regulation and the antitrust, merger control, competition, foreign investment or similar laws of Canada or Turkey), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) make or cause to be made the applications or filings required to be made by Parent, Purchaser or the Company or any of their respective Subsidiaries under or with respect to the HSR Act, the EC Merger Regulation and the antitrust, merger control, competition, foreign investment or similar laws of Canada or Turkey or any other applicable laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and Parent shall pay any fees due in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten (10) business days after the date hereof, (iv) comply at the earliest practicable date with any request under or with respect to the HSR Act, the EC Merger Regulation and the antitrust, merger control, competition, foreign investment or similar laws of Canada or Turkey and any such other applicable laws for additional information, documents or other materials received by Parent, Purchaser or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in connection with such applications or filings or the Transactions and (v) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (A) any filing under or with respect to the HSR Act, the EC Merger Regulation and the antitrust merger control, competition, foreign investment or similar laws of Canada or Turkey or any such other applicable laws and (B) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity. Each of the Company, Purchaser and Parent shall, and shall cause their respective affiliates to, furnish to the other party all information necessary for any such application or other filing to be made in connection with the Transactions. Each of the Company, Purchaser and Parent shall promptly inform the other of any material communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such application or filing. If a party hereto intends to independently participate in any meeting with any Governmental Entity in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of such meeting and invite Representatives of the other party to participate in the meeting with the Governmental Entity unless prohibited by such Governmental Entity. The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

(b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the Transactions, (ii) required to be disclosed in the Company Disclosure Schedule or (iii) required to prevent a Company Material Adverse Effect from occurring prior to or after the consummation of the Offer; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, notices, consents, approvals or waivers are required to be given or obtained, or should be given or obtained, from parties to any Company Material Contracts in connection with consummation of the Transactions and seeking any such actions, notices, consents, approvals or waivers. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 6.4(c), such party shall use reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to mitigate any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the consummation of the Offer, from the failure to obtain such consent. Notwithstanding the foregoing, neither Parent or Purchaser shall be required to, and neither the Company or any Company Subsidiary will without the written consent of Parent, make any material payment to any third party or agree to any material limitation on the conduct of its business, in order to obtain any such consent.

(c) From the date of this Agreement until the consummation of the Offer, each of Parent and Purchaser, on the one hand, and the Company, on the other hand, shall promptly notify the other in writing of any pending or, to the knowledge of Parent or Purchaser or the Company (as the case may be), threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking material damages in connection with the Transactions or (ii) seeking to restrain or prohibit the consummation of the Transactions or otherwise limit in any material respect the right of Parent or any affiliate of Parent to own or operate all or any portion of the businesses or assets of the Company or any Company Subsidiary.

(d) If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity challenging the Transactions as violative of any applicable law, each of the Company, Parent and Purchaser shall, and shall cause their respective affiliates to, cooperate and use their best efforts to contest and resist, except insofar as the Company, Parent and Purchaser may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Transactions.

(e) Notwithstanding anything set forth in this Agreement, nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Offer. Prior to the consummation of the Offer, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its business operations.

(f) Notwithstanding anything set forth in this Agreement, if necessary to obtain from any Governmental Entities any consents, licenses, permits, waivers, clearances, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, under or in connection with the HSR Act, the EC Merger Regulation, the antitrust, merger control, competition, foreign investment or similar laws of Canada or Turkey or any such other applicable laws, each of Parent and the Company shall cooperate with each other, and if necessary to (x) obtain any such regulatory approval or (y) have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order (whether temporary, preliminary or permanent): (1) Parent shall take any and all actions with respect to its assets or the assets of any of its Subsidiaries (including selling, holding separate, licensing or otherwise disposing of such assets, or agreeing to, or permitting, any of the foregoing with respect to such assets); and (2) the Company shall take any and all actions with respect to its assets or the assets of any of the Company Subsidiaries (including selling holding separate, licensing or otherwise disposing of such assets, or agreeing to, or permitting, any of the foregoing with respect to such assets) subject to (but so as to facilitate) consummation of the Offer; provided, that, in every case, the obligation to take any such action shall be conditioned upon the acceptance for payment of Shares pursuant to the Offer. Each of the parties hereto shall use its best efforts to cause the waiting period under the HSR Act to expire or be terminated, and to otherwise obtain all regulatory approvals in connection with the EC Merger Regulation, and the antitrust, merger control competition, foreign investment or similar laws of Canada, Turkey or any such other applicable laws, as promptly as possible after the execution of this Agreement.

Section 6.5 Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective controlled affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Offer, the Merger or this Agreement without the prior consent of the other party, except as such party reasonably concludes, after receiving the advice of outside counsel, is required by applicable law or by any listing agreement with or the listing rules of a national securities exchange or trading market, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto.

Section 6.6 Directors’ and Officers’ Insurance and Indemnification. (a) The Surviving Corporation shall indemnify, defend and hold harmless the individuals who served as officers or directors of the Company and the Company Subsidiaries at any time at or prior to the Effective Time (the “Covered Persons”) as provided by the terms of the Company Articles or Company Bylaws in effect on the date hereof and under any agreements (the “Indemnification Agreements”) as in effect on the date hereof (true and correct copies of which previously have been provided to Parent) against any liabilities and expenses (including counsel fees and disbursements, and amounts of judgments, fines or penalties against, or amounts paid in settlement by, any Covered Person) incurred by such Covered Persons arising out of or relating to actions or omissions occurring at or prior to the Effective Time, whether or not asserted prior to the Effective Time (including acts or omissions occurring in connection with the adoption and approval of this Agreement and the Transactions and the consummation of the Transactions), to the full extent permissible under applicable provisions of the GBCC.

(b) The Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification pursuant to Section 6.6(a) pursuant to the procedures set forth, and to the extent provided in the Company Articles, the Company Bylaws or the Indemnification Agreements as in effect on the date hereof; provided, however, that any Person to whom expenses are advanced undertakes, to the extent required by the Company Articles, the Company Bylaws or the GBCC, to repay such advanced expenses if it is ultimately determined that such Person is not entitled to indemnification.

(c) For a period of six (6) years after the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents. The Indemnification Agreements with Covered Persons in existence on the date of this Agreement that survive the Merger shall continue in full force and effect in accordance with their terms.

(d) Parent shall cause the Surviving Corporation to maintain and extend all existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of not less than six (6) years after the Effective Time with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred on or before the Effective Date, including in connection with the approval of this Agreement and the Transactions contemplated hereby; provided, however, that the Surviving Corporation may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to the Covered Persons than the existing D&O Insurance; provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period through no fault or the Surviving Corporation, the Surviving Corporation shall obtain substantially similar D&O Insurance; provided further, however, that in no event shall the Surviving Corporation be required to pay aggregate premiums for insurance under this Section 6.6(d) in excess of 300% of the aggregate premiums paid by the Company in 2004 for such purpose (the “Base Premium”), the true and correct amount of which is set forth in Section 6.6(d) of the Company Disclosure Schedule; and provided, further, that if the Surviving Corporation is unable to obtain the amount of insurance required by this Section 6.6(d) for such aggregate premium, the Surviving Corporation shall obtain as much insurance as can be obtained for aggregate premiums not in excess of 300% of the Base Premium. In lieu of the foregoing, Parent or the Surviving Corporation may elect to obtain prepaid policies prior to the Effective Time, which policies provide the Covered Persons with D&O Insurance coverage of equivalent amount and on at least as favorable terms as that provided by the Company’s current D&O Insurance for an aggregate period of at least six (6) years after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in connection with the approval of this Agreement and the Transactions contemplated hereby. If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(e) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.6.

(f) The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.6, and this Section 6.6 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.7 State Takeover Laws. If any “control share acquisition”, “fair price” or other anti-takeover laws or regulations enacted under state or federal laws become or are deemed to become applicable to the Company, the Offer, the acquisition of Shares pursuant to the Offer, the Top-Up Option or the Merger, then the Company Board of Directors shall use its reasonable best efforts to render such statute irrevocably inapplicable to the foregoing.

Section 6.8 Certain Tax Matters. During the period from the date hereof to the Effective Time, the Company shall and shall cause each of the Company Subsidiaries to: (i) prepare and file all Tax Returns (“Post Signing Returns”) required to be filed by the Company or such Company Subsidiary, as the case may be, by the due date thereof (taking into account any extensions) in a manner consistent with past practice, except to the extent otherwise required by law, (ii) timely pay all Taxes shown to be due and payable by the Company and such Company Subsidiary on such Post-Signing Returns, respectively, and (iii) promptly notify Parent of any written notice of any suit, claim, action, investigation, audit or proceeding pending against or with respect to the Company or any Company Subsidiary in respect of any material Tax matters (or any significant developments with respect to ongoing suits, claims, actions, investigations, audits or proceedings in respect of such material Tax matters).

Section 6.9 Notes Tender Offers. (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1, the Company will, or will cause the applicable issuer to, on the date of commencement of the Offer, commence (i) a tender offer (the “G-P 8.875% Notes Tender Offer”) for any and all of the outstanding G-P 8.875% Notes, (ii) a tender offer (the “G-P 7 3/8% Notes Tender Offer”) for any and all of the outstanding G-P 7 3/8% Notes, (iii) a tender offer (the “G-P 9.375% Notes Tender Offer”) for any and all of the

outstanding G-P 9.375% Notes, (iv) a tender offer (the “G-P 8% Notes Tender Offer”) for any and all of the outstanding G-P 8% Notes, (v) a tender offer (the “Fort James 6 7/8% Notes Tender Offer”) for any and all of the outstanding Fort James 6 7/8% Notes, (vi) a tender offer (the “Fort James 9 1/4% Notes Tender Offer”) for any and all of the outstanding 9 1/4% Debentures of Fort James due 2021 (the “Fort James 9 1/4% Notes”), (vii) a tender offer (the “Fort James 7 3/4% Notes Tender Offer” and, together with the G-P 8.875% Notes Tender Offer, the G-P 7 3/8% Notes Tender Offer, the G-P 9.375% Notes Tender Offer, the G-P 8% Notes Tender Offer, the Fort James 6 7/8% Notes Tender Offer, the Fort James 9 1/4% Notes Tender Offer and the Fort James 7 3/4% Notes Tender Offer, the “Notes Tender Offers”) for any and all the outstanding 7 3/4% Debentures of Fort James due 2023 (the “Fort James 7 3/4% Notes” and, together with the G-P Notes, the Fort James 6 7/8% Notes, the G-P 7.500% Notes and the Fort James 9 1/4% Notes, the “Notes”), in each case together with the relevant consent solicitation described in Sections 6.9(b) through (h) hereof. The aggregate consideration payable to each holder of a particular series of Notes pursuant to each of the Notes Tender Offers shall be an amount in cash established or calculated pursuant to a methodology determined by Parent, and the Company shall adjust such consideration from time to time as Parent may request. Each Notes Tender Offer shall be made pursuant to an Offer to Purchase and Consent Solicitation Statement prepared by the Company in connection with the relevant Notes Tender Offer in form and substance reasonably satisfactory to Purchaser (each such Offer to Purchase and Consent Solicitation Statement, as amended from time to time, a “Notes Offer to Purchase”).

(b) As part of the G-P 8.875% Notes Tender Offer, the Company shall solicit the consent of the holders of the G-P 8.875% Notes, to (i) eliminate all of the restrictive covenants contained in Sections 4.03 through 4.13 (inclusive), 4.15 through 4.19 (inclusive), 5.01(a)(3), 5.01(a)(4), 5.01(c), 6.01(3), 6.01(5), 6.01(6), 9.04 and 11.01(2) in the G-P 8.875% Notes Indenture and (ii) amend, eliminate or waive other sections of the G-P 8.875% Notes Indenture and the G-P 8.875% Notes specified by Parent to which the Company consents, which consent shall not be unreasonably withheld or delayed. The Company’s obligation to accept for payment and pay for the G-P 8.875% Notes tendered pursuant to the G-P 8.875% Notes Tender Offer shall be subject to (i) the simultaneous or prior occurrence of the Effective Time and (ii) such other conditions as are customary for transactions similar to the G-P 8.875% Notes Tender Offer.

(c) As part of the G-P 7 3/8% Notes Tender Offer, the Company shall solicit the consent of the holders of the G-P 7 3/8% Notes, to (i) eliminate all of the restrictive covenants contained in Sections 4.03 through 4.13 (inclusive), 4.15 through 4.19 (inclusive), 5.01(a)(3), 5.01(a)(4), 5.01(c), 6.01(3), 6.01(5), 6.01(6), 9.04 and 11.01(2) in the G-P 7 3/8% Notes Indenture and (ii) amend, eliminate or waive other sections of the G-P 7 3/8% Notes Indenture and the 7 3/8% Notes specified by Parent to which the Company consents, which consent shall not be unreasonably withheld or delayed. The Company’s obligation to accept for payment and pay for the G-P 7 3/8% Notes tendered pursuant to the G-P 7 3/8% Notes Tender Offer shall be subject to (i) the simultaneous or prior occurrence of the Effective Time and (ii) such other conditions as are customary for transactions similar to the G-P 7 3/8% Notes Tender Offer.

(d) As part of the G-P 9.375% Notes Tender Offer, the Company shall solicit the consent of the holders of the G-P 9.375% Notes, to (i) eliminate all of the restrictive covenants contained in Sections 4.03 through 4.13 (inclusive), 4.15 through 4.19 (inclusive), 5.01(a)(3), 5.01(a)(4), 5.01(c), 6.01(3), 6.01(5), 6.01(6), 9.04 and 11.01(2) in the G-P 9.375% Notes Indenture and (ii) amend, eliminate or waive other sections of the G-P 9.375% Notes Indenture and the G-P 9.375% Notes specified by Parent to which the Company consents, which consent shall not be unreasonably withheld or delayed. The Company’s obligation to accept for payment and pay for the G-P 9.375% Notes tendered pursuant to the G-P 9.375% Notes Tender Offer shall be subject to (i) the simultaneous or prior occurrence of the Effective Time and (ii) such other conditions as are customary for transactions similar to the G-P 9.375% Notes Tender Offer.

(e) As part of the G-P 8% Notes Tender Offer, the Company shall solicit the consent of the holders of the G-P 8% Notes, to (i) eliminate all of the restrictive covenants contained in Sections 4.03 through 4.13 (inclusive), 4.15 through 4.19 (inclusive), 5.01(a)(3), 5.01(a)(4), 5.01(c), 6.01(3), 6.01(5), 6.01(6), 9.04 and 11.01(2) in the G-P 8% Notes Indenture and (ii) amend, eliminate or waive other sections of the G-P 8% Notes Indenture specified by Parent to which the Company consents, which consent shall not be unreasonably withheld or delayed. The Company’s obligation to accept for payment and pay for the G-P 8% Notes tendered pursuant to the G-P 8% Notes Tender Offer shall be subject to (i) the simultaneous or prior occurrence of the Effective Time and (ii) such other conditions as are customary for transactions similar to the G-P 8% Notes Tender Offer.

(f) As part of the Fort James 6 7/8% Notes Tender Offer, the Company shall, or shall cause Fort James to solicit the consent of the holders of the Fort James 6 7/8% Notes, to eliminate the applicability to the Fort James 6 7/8% Notes of (i) the restrictive covenants contained in Sections 501(5), 1003 and 1006 through 1009 (inclusive) in the Fort James Notes Indenture, and any corresponding provisions in the Fort James 6 7/8% Notes, (ii) Section 801 to eliminate subsections 801(2), 801(3) and the last paragraph of Section 801 and (iii) other sections of the Fort James Notes Indenture and the Fort James 6 7/8% Notes specified by Parent to which the Company consents, which consent shall not be unreasonably withheld or delayed. The Company’s or Fort James’ obligation to accept for payment and pay for the Fort James 6 7/8% Notes tendered pursuant to the Fort James 6 7/8% Notes Tender Offer shall be subject to (i) the simultaneous or prior occurrence of the Effective Time and (ii) such other conditions as are customary for transactions similar to the Fort James 6 7/8% Notes Tender Offer.

(g) As part of the Fort James 9 1/4% Notes Tender Offer, the Company shall, or shall cause Fort James to, solicit the consent of the holders of the Fort James 9 1/4% Notes, to eliminate the applicability to the Fort James 9 1/4% Notes of (i) the restrictive covenants contained in Sections 501(5), 1003 and 1006 through 1009 (inclusive) in the Fort James Notes Indenture and any corresponding provisions in the Fort James 9 1/4% Notes, (ii) Section 801 to eliminate subsections 801(2), 801(3) and the last paragraph of Section 801 and (iii) other sections of the Fort James Notes Indenture and the Fort James 9 1/4% Notes specified by Parent to which the Company consents, which consent shall not be unreasonably withheld or delayed. The Company’s or Fort James’ obligation to accept for payment and pay for the Fort James 9 1/4% Notes tendered pursuant to the Fort James 9 1/4% Notes Tender Offer shall be subject to (i) the simultaneous or prior occurrence of the Effective Time and (ii) such other conditions as are customary for transactions similar to the Fort James 9 1/4% Notes Tender Offer.

(h) As part of the Fort James 7 3/4% Notes Tender Offer, the Company shall, or shall cause Fort James to, solicit the consent of the holders of the Fort James 7 3/4% Notes, to eliminate the applicability to the Fort James 7 3/4% Notes of (i) the restrictive covenants contained in Sections 501(5), 1003 and 1006 through 1009 (inclusive) in the Fort James Notes Indenture and any corresponding provisions in the Fort James 7 3/4% Notes, (ii) Section 8.01 to eliminate subsections 801(2), 801(3), and the last paragraph of Section 801 and (iii) other sections of the Fort James Notes Indenture and the Fort James 7 3/4% Notes specified by Parent to which the Company consents, which consent shall not be unreasonably withheld or delayed. The Company’s or Fort James’ obligation to accept for payment and pay for the Fort James 7 3/4% Notes tendered pursuant to the Fort James 7 3/4% Notes Tender Offer shall be subject to (i) the simultaneous or prior occurrence of the Effective Time and (ii) such other conditions as are customary for transactions similar to the Fort James 7 3/4% Notes Tender Offer.

(i) Subject to the terms and conditions of each of the Notes Tender Offers and to Purchaser making available sufficient funds therefor, the Company shall accept for payment, concurrent with the Effective Time, all Notes validly tendered pursuant to the Notes Tender Offers and not withdrawn pursuant thereto and pay for such Notes as promptly as practicable after the expiration of the Notes Tender Offers. The Company will not waive any of the conditions to any Notes Tender Offer without the consent of Parent, which consent shall not be unreasonably withheld or delayed. The Company shall waive any condition to any Notes Tender Offer (other than the condition regarding the occurrence of the Effective Time) reasonably requested by Purchaser (it being agreed that the request by Purchaser for the waiver of any condition necessary to consummate and make effective the Merger and the other Transactions or which would result in an economic benefit to Parent, Purchaser or the Company shall be reasonable).

(j) The Company shall prepare, as promptly as practicable, the Notes Offers to Purchase, together with related letters of transmittal and similar ancillary agreements (such documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Notes Tender Offers Documents”), relating to the Notes Tender Offers and disseminate to the record holders of the Notes, and to the extent known by the Company, the beneficial owners of the Notes, the relevant Notes Tender Offer Documents; provided, however, that prior to the dissemination thereof, the Company shall consult with Purchaser with respect to the Notes Tender Offer Documents and shall afford Purchaser reasonable opportunity to comment thereon and the Notes Tender Offer Documents shall be in such form as Purchaser shall approve. Parent and Purchaser shall provide the Company with any information for inclusion in the Notes Tender Offer Documents which may be required under applicable law and which is reasonably requested by the Company. If at any time prior to the acceptance of Notes pursuant to a Notes Tender Offer any event should occur that is required by applicable law to be set forth in an amendment of, or a supplement to, the Notes Tender Offer Documents, (including any change in the terms of or consideration to be paid pursuant to, the terms of any Notes Tender Offer) the Company will, as promptly as practicable, prepare and disseminate such amendment or supplement; provided, however, that prior to such dissemination, the Company shall consult with Purchaser with respect to such amendment or supplement and shall afford Purchaser reasonable opportunity to comment thereon and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Purchaser and its counsel, and such supplement shall be in such form as Purchaser shall approve. The Company represents and warrants to Purchaser that the Notes Tender Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that the Company makes no representation with respect to factual information provided by Parent or Purchaser for inclusion in the Notes Tender Offer Documents. Notwithstanding anything to the contrary in this Section 6.9, the Company shall not be required to take any action inconsistent with the requirements of Rule 14e-1 under the Exchange Act or any other applicable law to the extent such laws are applicable in connection with the Notes Tender Offers. The Company will notify Purchaser at least forty-eight (48) hours prior to the dissemination of Notes Tender Offer Documents, or twenty-four (24) hours prior to the mailing of any amendment or supplement thereto, to Noteholders. The Company shall, and shall cause the relevant Company Subsidiaries, to take all reasonable actions necessary, desirable or appropriate, in consultation with Parent, to effectuate the Notes Tender Offers as contemplated by this Agreement, including entering into one or more dealer manager agreements, with a dealer manager selected by Purchaser, relating to the Notes Tender Offers and causing its and their Representatives, including outside legal counsel, to provide customary opinions in connection therewith.

(k) At such time as the Company receives consents from Noteholders holding at least a majority of the aggregate principal amount of the relevant series of Notes, the Company agrees to execute, and to cause all of the guarantors that are a party to the relevant Notes Indentures to execute, and will use reasonable best efforts to cause the trustee under the relevant Notes Indenture to execute, a supplemental indenture (a “Supplemental Indenture”) in order to give effect to the amendments of the relevant Notes Indenture contemplated in the relevant Notes Tender Offer Documents; provided, however, that notwithstanding the fact that a Supplemental Indenture will become effective upon such execution, the proposed amendments set forth therein (the “Proposed Amendments”) will not become operative (other than with respect to the change of control waiver) unless and until all conditions to the relevant Notes Tender Offer have been satisfied or waived by the Company and the Company accepts all Notes (and related consents) validly tendered for purchase and payment pursuant to the relevant Notes Tender Offer. In such event, the parties hereto agree that the Proposed Amendments with respect to a particular Notes Indenture will be deemed operative as of immediately prior to such acceptance for payment, and the Company will thereafter be obligated to make all payments for, the relevant Notes (and related consents) so tendered.

(l) If the Effective Time does not occur, Purchaser shall pay the reasonable fees and expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Notes Tender Offers each of whom shall be selected by Purchaser, and Purchaser further agrees to reimburse the Company for all of its reasonable out-of-pocket costs in connection with the Notes Tender Offers promptly following incurrence and delivery of reasonable documentation of such costs. If the Effective Time does not occur, Parent and Purchaser shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries, their respective officers and directors and each Person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Notes Tender Offers and the Notes Tender Offer Documents; provided, however, that neither Parent nor Purchaser shall have any obligation to indemnify and hold harmless any such party or Person to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure regarding the Company that is determined to have contained a material misstatement or omission.

Section 6.10 Domestic Reinvestment Plan. The Company shall, no later than the earlier of the business day immediately prior to the date on which the Offer expires and December 30, 2005, cause to be paid in cash the Gross §965 Dividend as defined and more fully described in the Company’s Domestic Reinvestment Plan dated as of September 7, 2005.

Section 6.11 Employee Benefits Matters. (a) The Surviving Corporation shall, for the period immediately following the Effective Time through and including the first anniversary of the Effective Time, use good faith efforts to provide employees of the Company and the Company Subsidiaries as of the Effective Time (each, an “Employee”) with base salary, employee benefits and incentive compensation (excluding equity compensation) opportunities that are in the aggregate substantially equivalent in value to the current benefits provided by the Company (other than with respect to change of control payments or other payments resulting from the Offer or the Merger) to the Employees immediately prior to the Effective Time. Nothing herein shall be deemed to be a guarantee of employment for any Employee or prohibit or restrict the right of the Surviving Corporation to (i) modify salaries and incentive compensation in a manner that is reasonably related to an individual Employee’s job performance after the Effective Time or to any change in the scope of an individual Employee’s responsibilities after the Effective Time; (ii) make changes to an individual Employee’s employment status or compensation to the extent necessary to reflect changes in employment or market conditions; (iii) make changes to salaries, employee benefits and incentive compensation pursuant to negotiations in connection with a Company Collective Bargaining Agreement or (iv) amend and/or eliminate any benefit program, subject to compliance with the first sentence of this Section 6.11(a).

(b) The Employees shall receive credit for all purposes (including for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent (to the extent an Employee is brought under any such plan), the Surviving Corporation or any of their respective subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Benefit Plans and Foreign Plans immediately prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(c) To the extent that, after the Effective Time, the Surviving Corporation changes the welfare benefit plans, programs and arrangements in which Employees participate, Parent shall (i) waive, or use commercially reasonable efforts to cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee to the same extent waived under a comparable Benefit Plan or Foreign Plan, and (ii) with respect to the Plan Year in which the change was made, provide a credit to each Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Employee under the Benefit Plans or Foreign Plans during the relevant plan year, up to and including the Effective Time.

Section 6.12 Obligations of Parent and Purchaser. Until the Effective Time, Parent shall take all action necessary to cause Purchaser to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

ARTICLE VII.

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Purchaser and the Company, as the case may be, to the extent permitted by applicable law:

(a) Shareholder Approval. This Agreement shall have been approved by the holders of a majority of the outstanding Shares, if required by applicable law;

(b) Statutes; Court Orders. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing consummation of the Merger; and

(c) Purchase of Shares in Offer. The Purchaser shall have accepted for payment and purchased, or caused to be accepted for payment and purchased, all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall be deemed to have been satisfied with respect to the obligation of Parent and Purchaser to effect the Merger if Purchaser fails to accept for payment or pay for Shares validly tendered and not withdrawn pursuant to the Offer in violation of the terms of the Offer or of this Agreement.

(d) Notes. Concurrent with the Effective Time (and subject to Purchaser having made available sufficient funds therefor in accordance with the terms of Section 6.9(i)), the Company shall have accepted for purchase all of the G-P 8.875% Notes tendered by the holders thereof pursuant to the G-P 8.875% Notes Tender Offer and, if any G-P 8.875% Notes have not been tendered in the G-P 8.875% Notes Tender Offer or have been withdrawn from the G-P 8.875% Notes Tender Offer, if requested by Purchaser, the Company shall have delivered a redemption notice to the holders of the G-P 8.875% Notes and the trustee under the G-P 8.875% Notes Indenture concurrent with the Effective Time as contemplated by Section 6.1(d) and shall have taken all action required to satisfy and discharge such indenture as of the Effective Time; provided, that this shall not be a condition to consummation of the Merger unless Purchaser has provided the funds to implement the redemption, satisfaction and discharge thereof concurrently with the delivery by the Company of the redemption notice and all certificates, opinions and other documents required to effect such redemption, satisfaction and discharge. Concurrent with the Effective Time (and subject to Purchaser having made available sufficient funds therefor in accordance with the terms of Section 6.9(i)), the Company shall have accepted for purchase all of the G-P 7 3/8% Notes tendered by the holders thereof pursuant to the G-P 7 3/8% Notes Tender Offer and, if any G-P 7 3/8% Notes have not been tendered in the G-P 7 3/8% Notes Tender Offer or have been withdrawn from the G-P 7 3/8% Notes Tender Offer, if requested by Purchaser, the Company shall have delivered a redemption notice to the holders of the G-P 7 3/8% Notes and the trustee under the G-P 7 3/8% Notes Indenture concurrent with the Effective Time as contemplated by Section 6.1(d) and shall have taken all action required to satisfy and discharge such indenture as of the Effective Time; provided, that this shall not be a condition to consummation of the Merger unless Purchaser has provided the funds to implement the redemption, satisfaction and discharge thereof concurrently with the delivery by the Company of the redemption notice and all certificates, opinions and other documents required to effect such redemption, satisfaction and discharge. Concurrent with the Effective Time (and subject to Purchaser having made available sufficient funds therefor in accordance with the terms of Section 6.9(i)), the Company shall have accepted for purchase all of the G-P 9.375% Notes tendered by the holders thereof pursuant to the G-P 9.375% Notes Tender Offer and, if any G-P 9.375% Notes have not been tendered in the G-P 9.375% Notes Tender Offer or have been withdrawn from the G-P 9.375% Notes Tender Offer, if requested by Purchaser, the Company shall have delivered a redemption notice to the holders of the G-P 9.375% Notes and the trustee under the G-P 9.375% Notes Indenture concurrent with the Effective Time as contemplated by Section 6.1(d) and shall have taken all action required to satisfy and discharge such indenture as of the Effective Time; provided, that this shall not be a condition to consummation of the Merger unless Purchaser has provided the funds to implement the redemption, satisfaction and discharge thereof concurrently with the delivery by the Company of the redemption notice and all certificates, opinions and other documents required to effect such redemption, satisfaction and discharge. Concurrent with the Effective Time (and subject to Purchaser having made available sufficient funds therefor in accordance with the terms of Section 6.9(i)), the Company shall have accepted for purchase all of the G-P 8% Notes tendered by the holders thereof pursuant to the G-P 8% Notes Tender Offer and, if any G-P 8% Notes have not been tendered in the G-P 8% Notes Tender Offer or have been withdrawn from the G-P 8% Notes Tender Offer, if requested by Purchaser, the Company shall have delivered a redemption notice to the holders of the G-P 8% Notes and the trustee under the G-P 8% Notes Indenture concurrent with the Effective Time as contemplated by Section 6.1(d) and shall have taken all action required to satisfy and discharge such indenture as of the Effective Time; provided, that this shall not be a condition to consummation of the Merger unless Purchaser has provided the funds to implement the redemption, satisfaction and discharge thereof concurrently with the delivery by the Company of the redemption notice and all certificates, opinions and other documents required to effect such redemption, satisfaction and discharge. Concurrent with the Effective Time (and subject to Purchaser having made available sufficient funds therefor in accordance with the terms of Section 6.9(i)), the Company shall have accepted for purchase all of the Fort James 6 7/8% Notes tendered by the holders thereof pursuant to the Fort James 6 7/8% Notes Tender Offer and, if any Fort James 6 7/8% Notes have not been tendered in the Fort James 6 7/8% Notes Tender Offer or have been withdrawn from the Fort James 6 7/8% Notes Tender Offer, if requested by Purchaser, Fort James shall have delivered a redemption notice to the holders of the Fort James 6 7/8% Notes and the trustee under the Fort James Notes Indenture concurrent with the Effective Time as contemplated by Section 6.1(d), to the extent permitted thereunder; provided, that this shall not be a condition to consummation of the Merger unless Purchaser has provided the funds to implement the redemption thereof concurrently with the delivery by the Company of the redemption notice and all certificates, opinions and other documents required to effect such redemption. If requested by Purchaser, the Company shall have delivered a redemption notice to the holders of the outstanding G-P 7.500% Notes and the trustee under the G-P 7.500% Indenture as contemplated by Section 6.1(d) and deposited the redemption price therefor with the trustee under the G-P 7.500% Indenture pursuant to Section 1105 of the G-P 7.500% Indenture, in each case as of or concurrent with the Effective Time; provided, that this shall not be a condition to consummation of the Merger unless Purchaser has provided the funds to make such deposit with the trustee concurrently with the delivery by the Company of the redemption notice and all certificates, opinions and other documents required to effect such redemption. Concurrent with the Effective Time (and subject to Purchaser having made available sufficient funds therefor in accordance with the terms of Section 6.9(i)), the Company shall have accepted for purchase all of the Fort James 9 1/4% Notes and Fort James 7 3/4% Notes tendered by the holders thereof pursuant to the Fort James 9 1/4% Notes Tender Offer and the Fort James 7 3/4% Notes Tender Offer, respectively.

ARTICLE VIII.

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time, whether before or after shareholder approval thereof:

(a) By mutual written consent of Parent and the Company duly authorized by their respective Boards of Directors or duly constituted committees thereof; or

(b) By Parent, in the case of clause (ii)(A), (iii) or (iv) below, by Parent or the Company, in the case of clause (i) below or by the Company, in the case of clause (ii)(B) below (in each case duly authorized by its respective Board of Directors or a duly constituted committee thereof):

(i) if a court of competent jurisdiction or other Governmental Entity shall have issued a final, non-appealable order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger such that the conditions or requirements set forth in Article VII or Annex I shall not be capable of being satisfied;

(ii) if, prior to acceptance for payment of Shares pursuant to the Offer, there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (A) in the case of a breach by the Company shall result in any condition or requirement set forth in Annex I not being satisfied and (B) in the case of a breach by Parent or Purchaser, shall have had or be reasonably likely to have, individually or in the aggregate, a material adverse effect upon Parent or Purchaser’s ability to consummate the Offer or Merger (and, in the case of each of clauses (A) and (B), such breach is not capable of being cured, such condition is not capable of being satisfied or such breach is not cured or such condition is not satisfied within twenty (20) business days after the receipt of notice thereof by the defaulting party from the non-defaulting party);

(iii) if, prior to acceptance for payment of Shares pursuant to the Offer, any fact(s), change(s), event(s), development(s) or circumstance(s) have occurred, arisen, come into existence or become known which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect and such Company Material Adverse Effect is not capable of being cured or is not cured within twenty (20) business days of notice thereof by Parent or Purchaser to the Company; or

(iv) If (A) the Company or any of the Company Subsidiaries, through the Company Board of Directors, any director or any executive officer of the Company (or through any other Person at the instruction or request of the Company Board of Directors, any director or any executive officer of the Company), shall have intentionally or willfully breached Section 5.2 or Section 5.3 and (in the case of the first such breach only) any such breach shall either be incapable of being cured or not be cured within three (3) business days after receipt of notice thereof by Parent or Purchaser to the Company or (B) if any other Representative of the Company or a Company Subsidiary shall have taken any action in violation of Section 5.2 and the Company shall fail to (1) use its reasonable best efforts to cause such Representative to cease such activity after receipt of notice thereof by Parent or Purchaser to the Company, and (2) if such Representative fails to cease such activity, terminate such Representative for cause;

(c) By Parent (duly authorized by its Board of Directors or a duly constituted committee thereof), at any time prior to the acceptance for payment of Shares pursuant to the Offer, (i) if the Company Board of Directors or any committee thereof shall have made a Company Change in Recommendation or delivered a Notice of Superior Proposal, (ii) if, by the Recommendation Deadline, the Company Board of Directors shall not have (A) revoked any disclosure or statement that would have constituted a Company Change in Recommendation absent the operation of the final sentence of Section 5.3 and (B) reissued and confirmed the Company Recommendation in a manner no less favorable to the interests of Parent and Purchaser than the original Company Recommendation or (iii) if any Person (other than Parent or an affiliate of Parent) shall have become the beneficial owner of more than twenty-five percent (25%) of the outstanding Shares;

(d) By Parent (duly authorized by its Board of Directors or a duly constituted committee thereof), if the Offer shall have expired without acceptance for payment of Shares thereunder; provided that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(d) if it or Purchaser is in material breach of their representations and warranties, covenants or other obligations under this Agreement and such breach has been the cause of, or resulted in, the failure to satisfy any of the conditions to Purchaser’s obligation to accept for payment of Shares under the Offer;

(e) By the Company (duly authorized by its Board of Directors or a duly constituted committee thereof), if (i) Purchaser shall have failed to commence the Offer as provided in Section 1.1(a) or (ii) the Offer shall have terminated or expired without acceptance for payment of Shares thereunder; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if it is in material breach of its representations and warranties, covenants or other obligations under this Agreement and such breach has been the cause of, or resulted in, the failure of the commencement of the Offer or the failure to satisfy any of the conditions to Purchaser’s obligations to accept for payment Shares under the Offer; or

(f) By the Company (duly authorized by its Board of Directors or a duly constituted committee thereof), if prior to acceptance for payment of Shares pursuant to the Offer, the Company Board of Directors determines in good faith, After Consultation, that an unsolicited bona fide Acquisition Proposal is a Superior Proposal, but only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board of Directors has received a Superior Proposal and is prepared to enter into a definitive agreement as to such Superior Proposal or recommend such Superior Proposal pursuant to Rule 14e-2 under the Exchange Act, specifying the material terms and conditions of such Superior Proposal, including a copy of such form of definitive agreement, if applicable, and identifying the Third Party (and, to the extent known to the Company or its Representatives, such Third Party’s equity investors) making such Superior Proposal and (ii) if Parent does not, (A) in the case of the initial Notice of Superior Proposal, within five (5) full business days of Parent’s receipt of the Notice of Superior Proposal, or (B) if a Superior Proposal is modified in response to a revised offer of Parent made pursuant to this Section 8.1(f) (it being understood that the Company must deliver a new Notice of Superior Proposal to Parent in the event of any modification to a prior Superior Proposal if the Company Board of Directors has determined that such modification would otherwise result in Parent’s most recent offer no longer being at least as favorable to the Company’s Shareholders as such modified proposal) and a new Notice of Superior Proposal is as a result given, within two (2) full business days of the Parent’s receipt of such subsequent Notice of Superior Proposal, make an offer that the Company Board of Directors (or a duly constituted committee thereof) determines in good faith, in each case After Consultation, to be at least as favorable to the Company’s shareholders as such Superior Proposal; provided, that during such five (5) business day or two (2) business day period (as applicable), the Company shall negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to enable Parent to make, modify and complete such a favorable offer; provided, however, that any such purported termination pursuant to this Section 8.1(f) shall be void and of no force or effect unless the Company concurrently with such termination pays to Parent the Termination Fee in accordance with Section 8.2; and provided further, that Parent and Purchaser acknowledge and agree that concurrently with such termination the Company may enter into a definitive agreement providing for implementation of such Superior Proposal.

Section 8.2 Effect of Termination. (a) In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, the Purchaser or the Company, except (i) for the obligations of Parent and Purchaser as set forth in Section 6.1(b), Section 6.3(b), Section 6.9(l), Section 8.2, Section 9.1 and Sections 9.3 through 9.14 and the Company as set forth in Section 8.2, Section 9.1 and Sections 9.3 through 9.14 and (ii) nothing herein (except as otherwise provided in Section 8.2(h)) shall relieve any party from liability for any willful or intentional material breach of this Agreement; provided, that nothing in this Section 8.2 shall relieve Parent or Purchaser from any liability if

Purchaser fails to consummate (A) the Offer in accordance with the terms, and subject to the conditions, of this Agreement or (B) the Merger in accordance with the terms, and subject to the conditions, of this Agreement.

(b) If Parent shall have terminated this Agreement pursuant to Section 8.1(b)(ii), Section 8.1(c)(iii) or Section 8.1(d) or the Company shall have terminated this Agreement pursuant to Section 8.1(e)(ii) and if, in any such case, (x) prior to such termination, an Acquisition Proposal shall have been received by the Company or publicly announced and (y) concurrently with, or within twelve (12) months following such termination, a Third Party Acquisition Event (or, a series of related or unrelated transactions (even if none would itself constitute a Third Party Acquisition Event) that, when aggregated, would constitute a Third Party Acquisition Event) occurs, then the Company shall pay to Parent promptly, but in no event later than two (2) business days after the date of such Third Party Acquisition Event, a termination fee of $370 million ($370,000,000) (the “Termination Fee”) less the amount of any Parent Expenses (as hereinafter defined) previously paid pursuant to Section 8.2(d), if any; provided, that in the case of a termination of this Agreement pursuant to Section 8.1(b)(ii), Section 8.1(d) or Section 8.1(e)(ii) the Termination Fee shall be payable only if the Third Party Acquisition Event that occurs within the relevant 12-month period results, or would result, in holders of Shares receiving aggregate consideration per Share with a value greater than or equal to $48.00 (after subtracting the aggregate amount or value of any dividends or distributions paid or made during such 12-month period (excluding the dividend described in Section 5.1(c)(i)) and otherwise taking into account any stock splits, dividends or adjustments) based, in the case of non-cash consideration, on the average closing price of such consideration on the primary market therefor for the ten (10) trading days immediately preceding the date of the agreement relating thereto (or, if there is no such agreement, the date of consummation thereof) or, if such consideration does not so trade, the fair market value thereof on the date of the agreement relating thereto (or, if there is no such agreement, the date of consummation thereof (it being understood that, in the case of a series of transactions, such determination shall be made with respect to each transaction as of the relevant date described above). If Parent shall have terminated this Agreement pursuant to Section 8.1(b)(iv), Section 8.1(c)(i), or Section 8.1(c)(ii), the Company shall pay to Parent the Termination Fee promptly, but in no event later than two (2) business days after the date of such termination.

(c) If the Company terminates this Agreement pursuant to Section 8.1(f), the Company shall pay to Parent concurrently the Termination Fee.

(d) If Parent terminates this Agreement pursuant to Section 8.1(b)(ii), Section 8.1(b)(iii) or Section 8.1(c)(iii), the Company shall pay to Parent promptly (and in no event later than two (2) business days after receipt of a statement therefor) an amount equal to Parent and Purchaser’s reasonable documented out-of-pocket expenses in connection with the negotiation, execution and delivery of this Agreement (including due diligence), compliance with the obligations of Parent and Purchaser hereunder and actions taken in furtherance of the consummation of the Transactions contemplated hereby, not to exceed $25 million in the aggregate (the “Parent Expenses”).

(e) If the Company shall have terminated this Agreement pursuant to Section 8.1(b)(ii) or (so long as Parent could not at such time also terminate this Agreement pursuant to Section 8.1) Section 8.1(e)(i), then, in addition to any other remedies available to the Company under this Agreement, Parent shall pay to the Company promptly (and in no event later than two (2) business days after receipt of a statement therefor) an amount equal to the Company’s reasonable documented out-of-pocket expenses in connection with the negotiation, execution and delivery of this Agreement and actions taken in furtherance of the consummation of the Transactions contemplated hereby not to exceed $25 million in the aggregate (the “Company Expenses”).

(f) The Termination Fee, the Parent Expenses and the Company Expenses, as applicable, shall be paid by wire transfer of immediately available funds to an account designated in writing by the recipient thereof. For the avoidance of doubt, in no event shall (i) the Company be obligated to pay the Termination Fee on more than one occasion, (ii) the Company’s aggregate liability for Parent Expenses exceed $25 million (plus amounts described in Section 8.2(g)(ii)) and (iii) Parent’s aggregate liability for Company Expenses exceed $25 million (plus amounts described in Section 8.2(g)(i)). Except to the extent required by applicable law, neither the Company or Parent shall withhold any withholding taxes on any payment under this Section 8.2.

(g) Each party acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions contemplated by this Agreement and (i) if Parent fails to pay the Company Expenses when due and the Company commences a suit which results in a judgment against Parent for the Company Expenses, Parent shall pay the Company its reasonable costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit or (ii) if the Company fails to pay the Termination Fee and/or the Parent Expenses when due and Parent or Purchaser commences a suit which results in a judgment against the Company for the Termination Fee and/or the Parent Expenses, the Company shall pay Parent and Purchaser their reasonable costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit.

(h) Notwithstanding anything to the contrary in this Agreement, upon payment of the Termination Fee in accordance with Section 8.2(b) or Section 8.2(c), the Company shall not have any further liability or obligation relating to or arising out of this Agreement or the Transactions, and the Company’s payment of the Termination Fee pursuant to Section 8.2(b) or Section 8.2(c) shall be the exclusive remedy of Parent and Purchaser for any loss or damages suffered as a result of the failure of any of the Transactions to be consummated.

ARTICLE IX.

MISCELLANEOUS

Section 9.1 Amendment and Modification. Subject to applicable law and as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of shareholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective boards of directors, but, after the acceptance for payment of Shares pursuant to the Offer, no amendment shall be made which decreases the Merger Consideration and, after the adoption of this Agreement by the shareholders of the Company, no amendment shall be made which by law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.3 Expenses. Except as expressly set forth in this Agreement, all fees, costs and expenses incurred in connection with this Agreement, the Offer and the Merger shall be paid by the party incurring such fees, costs and expenses.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)	if to Parent or Purchaser, to:

Koch Industries, Inc,
4111 East 37th Street North
Wichita, Kansas 67220
Attention: Chief Financial Officer
Telephone No.: 316-828-7688
Facsimile No.: 316-828-4153

with a copy to:

Latham & Watkins LLP
Sears Tower, Suite 5800
233 South Wacker Drive
Chicago, Illinois 60606
Attention: Mark D. Gerstein
Telephone No.: 312-876-7700
Facsimile No.: 312-993-9767

and

(ii)	if to the Company, to:

Georgia-Pacific Corporation
133 Peachtree Street, N.E.
Atlanta, GA 30303
Attention: General Counsel
Telephone No.: 404-652-4000
Facsimile No.: 404-584-1461

with copies to:

Sherman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Attention: Creighton O’M. Condon
Telephone No.: 212-848-4000
Facsimile No.: 212-848-7179

Section 9.5 Certain Definitions. For the purposes of this Agreement, the term:

“Acquisition Proposal” means any offer or proposal, whether or not in writing, as the case may be, by any Third Party that relates to (i) any merger, consolidation, recapitalization or other direct or indirect business combination involving the Company, (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company representing twenty-five percent (25%) or more (by voting power) of the outstanding capital stock of the Company, (iii) any tender or exchange offer that if consummated would result in any Person, together with all affiliates thereof, beneficially owning shares of capital stock or other equity securities of the Company representing twenty-five percent (25%) or more (by voting power) of the outstanding capital stock of the Company, or (iv) the acquisition, license, purchase or other disposition of more than twenty-five percent (25%) of the assets of the Company and the Company Subsidiaries (including capital stock of subsidiaries), taken as a whole.

“affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with a specified Person.

“Antitrust Conditions” means the HSR Condition, the EC Condition, the Canada Condition, the Turkish Condition and, to the extent related to antitrust or competition law matters, the conditions set forth in paragraphs (a) and (b) of Annex I.

“Asbestos Matters” means (i) the adoption or failure to adopt any Federal or state legislation with respect to asbestos, including, but not limited to, the definition of any asbestos-related diseases, the standard of proof required to demonstrate the existence of any such disease, the jurisdictional or venue standards for bringing any case or claim involving personal injury or property damage as a result of exposure to any asbestos-containing product, or providing any funds for the compensation of any person due to, or establishing any methodology for measuring any damages caused by, alleged exposure to any asbestos-related products or capping or limiting such damages; (ii) any liabilities, losses or judgments incurred by the Company or any Company Subsidiary in connection with the defense or settlement of any action or claim for damages caused by exposure to any asbestos-containing product manufactured by the Company or any Company Subsidiary; provided that the Company or any Company Subsidiary has managed and settled or defended, as applicable, such action or claim in the ordinary course consistent with past practice; and (iii) any additions to the existing financial reserves for the Company’s asbestos liabilities reflected on the consolidated balance sheet of the Company at September 30, 2005, up to $500 million in the aggregate, and, for greater certainty, only the amounts added to such September 30, 2005 reserves in excess of $250 million may be taken into account in determining the existence of a Company Material Adverse Effect.

“business days” means any day, other than Saturday, Sunday or a United States federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.

“Company Material Adverse Effect” means an effect which either (i) is materially adverse to the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents the consummation of the Offer or the Merger; but shall exclude any effect resulting from (A) seasonal fluctuations in the business of the Company and the Company Subsidiaries, (B) any acts of terrorism or war, which do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, (C) the taking of any action required by, or the failure to take any action prohibited by (after seeking waiver thereof from Purchaser), this Agreement, (D) the announcement of the Offer or the Merger, (E) any changes in general economic conditions in industries in which the Company and the Company Subsidiaries operate, which do not affect the Company and the Company Subsidiaries, taken as a whole, materially disproportionately relative to other entities operating in such industries, (F) any changes in the United States or global economy or the financial markets, (G) Asbestos Matters, (H) the CV Litigation, (I) any changes in energy prices or (J) any generally applicable change in law, rule or regulation or GAAP or interpretation of any of the foregoing, which do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole.

“Company Property” means any real property and improvements, now or heretofore, owned, leased or operated by the Company or any of the Company Subsidiaries or their respective predecessors.

“Company Stock Plans” mean collectively the Company’s 2005 Long Term Incentive Plan, 1997 Long Term Incentive Plan, Outside Directors Stock Option Plan, Outside Directors Stock Plan, Outside Director Deferred Stock Unit Plan, 1995 Shareholder Value Incentive Plan, Long Term Appreciation Plan and each other stock option, stock appreciation rights or other equity incentive plan maintained or assumed by the Company and the Company Subsidiaries.

“Company Subsidiary” means each Person which is a Subsidiary of the Company.

“CV Litigation” means Crown Paper Co. v. Fort James Corporation, No. C 02-3838 MMC (N.D. Cal), and all associated and appeals therefrom and all litigation or claims related to the subject matter of such litigation.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of noncompliance or violation,

investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law, including, without limitation, (A) any and all Environmental Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (B) any and all Environmental Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

“Environmental Law” means any federal, state, foreign or local statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment, health as such relates to exposure to Hazardous Materials, or Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. sec. 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. sec. 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. sec. 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq.; the Clean Air Act, 42 U.S.C. sec. 7401 et seq.; Oil Pollution Act of 1990, 33 U.S.C. sec. 2701 et seq.; the Safe Drinking Water Act, 42 U.S.C. sec. 300f et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. sec. 1801 et seq.; the Occupational Safety and Health Act of 1970, 29 U.S.C. sec. 651 et seq., as such relates to exposure to Hazardous Materials, and all similar or analogous foreign, state, regional or local statutes, secondary and subordinate legislation, and directives, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“Hazardous Materials” means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (B) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law; and (C) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity.

“Intellectual Property” means all intellectual property, including, but not limited to, (a) patents and patent applications (including all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof) and patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (b) trademarks, service marks, trade dress, trade names, Internet domain names, assumed names and corporate names, service marks, trade dress, trade names and corporate names, in each case whether or not registered; (c) published and unpublished works of authorship, whether copyrightable or not, including all statutory and common law copyrights associated therewith; (d) all registrations, applications, extensions and renewals for any of the items listed in clauses (b) and (c); (e) trade secrets; (f) websites; (g) all computer programs, including operating systems, applications, routines, interfaces, all algorithms, whether in source code or object code; and (h) lists of customers and potential customers (including any lists of electronic mail addresses of customers and potential customers); formulae; compositions; know how; research and development information; artwork and graphic design; manuscripts; drawings; specifications; lists of suppliers and service providers; pricing and cost information and records; test reports; manuals; financial, business, sales and marketing proposals, research, data, and plans; technical and computer data; databases; documentation; promotional materials and related information; and other confidential information, in each case in any medium, including digital, and in any jurisdiction.

“knowledge” will be deemed to be present when the matter in question was known by, or brought to the attention of, any executive officer or director of Parent, Purchaser or the Company, as the case may be.

“Liens” means any mortgages, liens or security interests, any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer.

“on a fully diluted basis” means, as of the relevant date, (i) all Shares and other capital stock of the Company entitled to vote in the election of directors or upon the adoption of this Agreement plus (ii) all Shares and other capital stock of the Company that may be required to be issued or delivered pursuant to Company Stock Rights or other Equity Interests, whether or not then vested or exercisable.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Regulatory Conditions” means the HSR Condition, the EC Condition, the Canada Condition, the Turkish Condition and conditions set forth in paragraphs (a) and (b) of Annex I.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.

“Specified Action” means (i) a withdrawal of the Company Recommendation or (ii) a change in the position (within the meaning of Rule 14e-2(a) under the Exchange Act) of the Company with respect to the Company Recommendation, in either case in any manner adverse to the interests of Parent or Purchaser.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

“Superior Proposal” means any bona fide written Acquisition Proposal, obtained after the date hereof (provided, that for the purposes of this definition the applicable percentages in clauses (ii), (iii) and (iv) of the definition of Acquisition Proposal shall be fifty percent (50%) as opposed to twenty-five percent (25%)), which on its most recently amended or modified terms (if amended or modified) the Company Board of Directors or committee thereof determines in good faith, After Consultation, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the proposal and the Third Party making the Acquisition Proposal is on terms and conditions more favorable to the Company’s shareholders than this Agreement (including any adjustment to the terms and conditions of this Agreement agreed to in writing by Parent and Purchaser in response to such Acquisition Proposal).

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or the payment or reimbursement for which is due pursuant to contract.

“Tax Claim” means any audit, investigation, litigation or other proceeding conducted by or with any Governmental Entity with respect to Taxes.

“Tax Return” means any return, report, certificate, form or similar statement or document or other communication required or permitted to be supplied to, or filed with, a Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any laws relating to any Tax.

“Third Party Acquisition Event” means the entry by the Company and/or any Company Subsidiary into any definitive agreement or agreements providing for, or the consummation of, an Acquisition Proposal or series of related or unrelated transactions that, when aggregated, would constitute an Acquisition Proposal; provided, that for purposes of this definition, Acquisition Proposal shall have the meaning assigned to such term in Section 9.5, except that references to twenty-five percent (25%) in clauses (ii), (iii) or (iv) of the definition thereof shall be deemed to be references to 50% and clause (i) of the definition thereof shall be deemed amended and replaced in its entirety by the following language “(i) any merger, consolidation, recapitalization or other direct or indirect business combination involving the Company pursuant to which shareholders of the Company immediately prior to the consummation of such transaction would cease to own directly or indirectly at least 50% of the voting power of the outstanding securities of the Company on a fully diluted basis (or of another Person that directly or indirectly would own all or substantially all the assets of the Company and the Company Subsidiaries, taken as a whole) immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction” (it being understood that if the shareholders of the Company would own directly or indirectly at least 50% of the voting power of the outstanding securities of an entity that owns substantially all of the assets of the Company and the Company Subsidiaries, taken as a whole, immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction, clauses (ii), (iii) and (iv) of the definition of “Acquisition Proposal” shall not be deemed to apply and such transaction shall not be deemed an “Acquisition Proposal” for purposes of this Section 8.2).

Section 9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Abbreviated Expiration”	Section 1.1(b)

“After Consultation”	Section 5.2(b)

“Agreement”	Introduction

“Articles of Merger”	Section 1.5

“Assignee”	Section 9.13

“Balance Sheet Date”	Section 3.8(a)

“Base Premium”	Section 6.6(d)

“Benefit Plans”	Section 3.11(a)

“Canada Condition”	Annex I

“Canadian Act”	Annex I

“Certificates”	Section 2.2(b)

“Closing”	Section 1.6

“Closing Date”	Section 1.6

“Code”	Section 2.2(e)

“Common Stock”	Section 3.2(a)

“Company”	Introduction

“Company Agreements”	Section 3.5

“Company Articles”	Section 1.3(b)

“Company Board of Directors”	Recitals

“Company Bylaws”	Section 1.3(b)

“Company Change in Recommendation”	Section 5.3

“Company Collective Bargaining Agreement”	Section 3.16(a)

“Company Disclosure Schedule”	Article III

“Company Expenses”	Section 8.2(e)

“Company Financial Advisor”	Section 3.20

“Company Governing Documents”	Section 1.3(b)

“Company Intellectual Property”	Section 3.15

“Company Material Contract”	Section 3.13(a)

“Company Options”	Section 2.5(a)

“Company Permits”	Section 3.17(b)

“Company Recommendation”	Section 5.3

“Company SEC Documents”	Section 3.6(a)

“Company Stock Rights”	Section 2.5(a)

“Confidentiality Agreement”	Section 5.2(b)

“Consummation Date”	Section 5.1

“Continuing Directors”	Section 1.3(b)

“Covered Persons”	Section 6.6(a)

“D&O Insurance”	Section 6.6(d)

“Deferred Stock”	Section 2.5(a)

“Dissenters Provisions”	Section 2.3(a)

“Dissenting Shares”	Section 2.3(a)

“EC Condition”	Annex I

“EC Merger Regulation”	Annex I

“Effective Time”	Section 1.5

“Employee”	Section 6.11(a)

“Equity Interests”	Section 3.2(a)

“Exchange Act”	Section 1.1(a)

“Existing Facility”	Section 6.1(e)

“Financial Statements”	Section 3.6(a)

“Financing”	Section 4.7(b)

“Financing Arrangers”	Section 6.1(b)

“Financing Commitments”	Section 4.7(b)

“Foreign Plans”	Section 3.11(a)

“Fort James”	Section 6.1(d)

“Fort James 6 7/8% Notes”	Section 6.1(d)

“Fort James 6 7/8% Notes Tender Offer”	Section 6.9(a)

“Fort James 7 3/4% Notes”	Section 6.9.(a)

“Fort James 7 3/4% Notes Tender Offer”	Section 6.9(a)

“Fort James 9 1/4 Notes”	Section 6.9(a)

“Fort James 9 1/4% Notes Tender Offer”	Section 6.9(a)

“Fort James Notes Indenture”	Section 6.1(d)

“Fort James OpCo”	Section 6.1(d)

“GAAP”	Section 3.6(a)

“GBCC”	Recitals

“Governmental Entity”	Section 3.5

“G-P 7 3/8% Indenture”	Section 6.1(d)

“G-P 7 3/8% Notes”	Section 6.1(d)

“G-P 7 3/8% Notes Tender Offer”	Section 6.9(a)

“G-P 7.500% Notes”	Section 6.1(d)

“G-P 7.500% Indenture”	Section 6.1(d)

“G-P 8% Indenture”	Section 6.1(d)

“G-P 8% Notes”	Section 6.1(d)

“G-P 8% Notes Tender Offer”	Section 6.9(a)

“G-P 8.875% Indenture”	Section 6.1(d)

“G-P 8.875% Notes”	Section 6.1(d)

“G-P 8.875% Notes Tender Offer”	Section 6.9(a)

“G-P 9.375% Indenture”	Section 6.1(d)

“G-P 9.375% Notes”	Section 6.1(d)

“G-P 9.375% Notes Tender Offer”	Section 6.9(a)

“G-P Notes”	Section 6.1(d)

“G-P Notes Indentures”	Section 6.1(d)

“G-P-T Common Stock”	Section 3.2(a)

“HIA Dividend”	Section 5.1(c)

“HSR Act”	Section 3.5

“HSR Condition”	Annex I

“Indemnification Agreements”	Section 6.6(a)

“Initial Expiration Date”	Section 1.1(a)

“Junior Preferred Stock”	Section 3.2(a)

“Measurement Date”	Section 3.2(a)

“Merger”	Recitals

“Measurement Date”	Section 3.2(a)

“Merger Agreement”	Annex I

“Merger Consideration”	Section 2.1(c)

“Minimum Condition”	Section 1.1(a)

“Notes”	Section 6.9(a)

“Notes Indentures”	Section 6.1(d)

“Notes Offer to Purchase”	Section 6.9(a)

“Notes Tender Offer”	Section 6.9(a)

“Notes Tender Offer Documents”	Section 6.9(j)

“Notice of Acquisition Proposal”	Section 5.2(c)

“Notice of Superior Proposal”	Section 8.1(f)

“NYSE”	Section 1.3(a)

“Offer”	Recitals

“Offer Documents”	Section 1.1(c)

“Offer Price”	Recitals

“Offer to Purchase”	Section 1.1(a)

“Other Antitrust Approvals”	Section 3.5

“Parent”	Introduction

“Parent Expenses”	Section 8.2(d)

“Paying Agent”	Section 2.2(a)

“Performance Award”	Section 2.5(a)

“Post Signing Returns”	Section 6.8

“Preferred Stock”	Section 3.2(a)

“Proposed Amendments”	Section 6.9(k)

“Proxy Statement”	Section 1.9(a)

“Public Disclosure”	Section 5.3

“Purchaser”	Introduction

“Purchaser Common Stock”	Section 2.1

“Recommendation Deadline”	Section 1.1(b)

“Regulation M-A”	Section 1.1(c)

“Representatives”	Section 5.2(a)

“Request”	Section 1.1(b)

“Restricted Stock”	Section 2.5(a)

“SAR”	Section 2.5(a)

“Sarbanes-Oxley Act”	Section 3.6(a)

“Schedule 14D-9”	Section 1.2(a)

“Schedule TO”	Section 1.1(c)

“SEC”	Section 1.1(c)

“Securities Act”	Section 3.6(a)

“Shares”	Recitals

“Significant Subsidiary”	Section 3.1(b)

“Special Meeting”	Section 1.9(b)

“Supplemental Indenture”	Section 6.9(k)

“Surviving Corporation”	Section 1.4(a)

“Termination Fee”	Section 8.2(b)

“Third Party”	Section 5.2(a)

“Timber Group Common Stock”	Section 3.2(a)

“Top-Up Closing”	Section 2.4(c)

“Top-Up Exercise Event”	Section 2.4(b)

“Top-Up Exercise Notice”	Section 2.4(c)

“Top-Up Notice Date”	Section 2.4(c)

“Top-Up Notice Receipt”	Section 2.4(c)

“Top-Up Option”	Section 2.4(a)

“Top-Up Option Shares”	Section 2.4(a)

“Transactions”	Recitals

“Turkish Condition”	Annex I

“Voting Debt”	Section 3.2(a)

Section 9.7 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” All references to this Agreement shall be deemed to include references to the “plan of merger” contained herein (as such term is used in the GBCC). In calculating the number of days or business days required pursuant to any provision of this Agreement the first day or business day shall be the day notice is received (except, in the case of a period of business days, for receipt on a non-business day in which case the first business day thereafter) and the last business day shall end at 11:59 p.m. New York city time; provided, that any period measured in full business days shall not include the date notice is received unless such notice is received before 9:00 a.m. New York city time.

Section 9.8 Counterparts. This Agreement may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

Section 9.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement:

(a) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof, and

(b) except as provided in (i) the second and third sentences of Section 6.1(b), (ii) Section 6.6 and (iii) Section 6.9(l), are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer or the Merger is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Offer and the Merger are fulfilled to the extent possible.

Section 9.11 Governing Law; Jurisdiction. (a) Except as required by the mandatory provisions of the GBCC, this Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, if no such state court has proper jurisdiction, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.12 Waiver of Jury Trial. EACH PARTY IS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE OFFER AND MERGER CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Assignment. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) to Parent and one or more direct or indirect wholly-owned Subsidiaries of Parent or (iii) to one or more direct or indirect wholly-owned Subsidiaries of Parent (each, an “Assignee”); provided that no such assignment shall relieve the assigning party of its obligations hereunder and such assignment does not result in any material delay in the consummation of the Transactions. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Notwithstanding anything to the contrary contained herein, Parent, Purchaser and their affiliates shall have the right to collaterally assign in whole or in part this Agreement and any ancillary agreements or documents related to the Transactions and any of their respective rights thereunder as security to one or more lenders or purchasers of debt securities who, in each case, are being granted a collateral interest in this Agreement or any ancillary agreements or documents related to the Transactions.

Section 9.14 Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

KOCH INDUSTRIES, INC.

By	/s/ Steven J. Feilmeier

Name: Steven J. Feilmeier

Title: SVP, CFO

KOCH FOREST PRODUCTS, INC.

By	/s/ Steven J. Feilmeier

Name: Steven J. Feilmeier

Title: SVP, CFO

GEORGIA-PACIFIC CORPORATION

By	/s/ A.D. Correll

Name: A.D. Correll

Title: Chairman and Chief Executive Officer

[Signature page]

ANNEX I

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act), Purchaser shall not be required to accept for payment or pay for any validly tendered Shares unless the Minimum Condition shall have been satisfied. Furthermore, notwithstanding any other provisions of the Offer, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Purchaser shall not be required to accept for payment or pay for any validly tendered Shares if, (i) any applicable waiting period under the HSR Act has not expired or terminated prior to the termination or expiration of the Offer (the “HSR Condition”), (ii) the European Commission has not issued a decision pursuant to Article 6(1)(a) or Article 6(1)(b) of Council Regulation EC No 139/2004 (the “EC Merger Regulation”) declaring the Transactions to be compatible with the Common Market (or compatibility being deemed under Article 10(6) of the EC Merger Regulation) (the “EC Condition”), (iii) the applicable waiting period under Section 123 of the Canadian Competition Act (the “Canadian Act”) has not expired and the Commissioner of Competition has not issued either (A) an Advance Ruling Certificate to the Purchaser under Section 102 of the Canadian Act; or (B) a no-action letter advising Purchaser that the Commissioner of Competition does not intend to make an application under Section 92 of the Canadian Act with respect to the Transactions (the “Canada Condition”); (iv) any applicable waiting period (including any extensions thereof) under the Law on Protection of Competition, No. 4054 dated 7 December 1994, the Competition Board Communiqué No. 1997/1 as amended, or any other relevant Turkish merger control law, has not expired or the Competition Board of Turkey has not adopted a decision approving the Transactions (the “Turkish Condition”); or (v) any of the following events has occurred:

(a) There shall be pending any suit, action or proceeding by any Governmental Entity against Purchaser, Parent, the Company or any Company Subsidiary that is (i) seeking to prohibit or impose any material limitations on the ownership or operation by the Parent, Purchaser, the Company or the Company Subsidiaries of all or a material portion of their businesses or assets, taken as a whole, or to compel Parent or Purchaser or their respective Subsidiaries and affiliates to dispose of, license or hold separate any material portion of the business or assets of the Company or Parent and their respective Subsidiaries, in each case taken as a whole, (ii) seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (iii) seeking to obtain from the Company, Parent or Purchaser, and reasonably likely to result in, damages, in connection with the consummation of the Offer or the Merger that would have, individually or in the aggregate, a Company Material Adverse Effect or, if such suit, action or proceeding relates to the Offer or the Merger, a material adverse effect on Parent and its Subsidiaries, taken as a whole, (iv) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase the Shares pursuant to the Offer or the Merger, or (v) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased or owned by them on all matters properly presented to the Company’s shareholders;

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(b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Government Entity to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, the EC Merger Regulation or the antitrust, merger control or competition laws of Canada or Turkey, that results in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

(c) (i) any of the representations and warranties of the Company contained in Sections 3.2 (other than Section 3.2(c)), 3.3, 3.4, 3.8(b)(i) or 3.24 of this Agreement shall not be true in all material respects as of the date of such determination, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) or (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any of the representations and warranties of the Company contained in this Agreement, other than representations and warranties referenced in clause (i) of this paragraph (c), shall not be true and correct (without giving effect to any references to Company Material Adverse Effect contained therein) as of the date of such determination, except for representations and warranties that relate to a specific date or time (which need only be true and correct (without giving effect to any references to Company Material Adverse Effect contained therein) as of such date);

(d) since the date of the Merger Agreement, any fact(s), change(s), event(s), development(s) or circumstance(s) have occurred, arisen or come into existence or become known to the Company, Parent or Purchaser, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(e) (i) the Company shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant contained in Section 5.1 (other than the first sentence thereof), Section 6.1(a), Section 6.7 and Section 6.10 to be performed or complied with by it under this Agreement and such breach or failure shall not have been cured or (ii) the Company shall have breached or failed to perform or comply with any agreements or covenants (other than the covenants and agreements set forth in clause (i) of this paragraph (e)) to be performed or complied with by it under this Agreement and, in the case of this clause (ii), such breaches or failures have had, or would reasonably be expected to have, individually or in the Aggregate, a Company Material Adverse Effect;

(f) Purchaser shall have failed to receive a certificate executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (c), (d) and (e) of this Annex I have not occurred; or

(g) the Merger Agreement shall have been terminated in accordance with its terms.

Except for the Minimum Condition, the HSR Condition and the EC Condition which shall not be waived without the prior written consent of the Company, the foregoing conditions are for the benefit of Parent and Purchaser, may be asserted by Parent or Purchaser

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regardless of the circumstances giving rise to such condition, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the reasonable discretion of Parent or Purchaser, subject in each case to the terms of this Agreement. Any reference in this Annex I or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The other capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed, except that the term “Merger Agreement” shall be deemed to refer to the Agreement to which this Annex I is annexed.

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